UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong Q3 performance and continued momentum

Strong Specialty Medicines performance drives sales and core operating profit growth

●	Total Q3 sales £8.9 billion +4% AER; +5% CER
●	Specialty Medicines sales £3.9 billion (+15%); HIV sales £2.1 billion (+10%), Respiratory, Immunology & Inflammation £1.1 billion (+21%); Oncology £0.6 billion (+23%)
●	Vaccines sales £2.6 billion (-2%); Shingrix £0.8 billion (-5%); Meningitis vaccines £0.6 billion (+12%); and Arexvy £0.2 billion (-24%)
●	General Medicines sales £2.4 billion (stable); Trelegy £0.8 billion (+8%)
●
Total operating profit -16% and Total EPS -21% driven by Major restructuring charges of £328 million related to the Accelerate Growth programme and lower other net operating income, partly offset by Core operating profit growth

●
Core operating profit +5% and Core EPS +1% reflecting higher sales, favourable product and regional mix and higher royalty income, partly offset by increased investment in R&D and new asset launches and higher finance costs

●	Cash generated from operations of £3.1 billion with free cash flow of £2.1 billion
(Financial Performance – Q3 2026 results unless otherwise stated, growth % and commentary at CER as defined on page 43. The quarter and year to date adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details.)

	Q3 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,887	4	5	24,925	4	5
Total operating profit	2,127	(18)	(16)	4,901	(28)	(25)
Total operating margin %	23.9%	(6.4ppts)	(6.1ppts)	19.7%	(8.7ppts)	(8.2ppts)
Total EPS	38.5p	(23)	(21)	92.5p	(26)	(23)
Core operating profit	3,076	3	5	8,526	5	7
Core operating margin %	34.6%	(0.3ppts)	(0.1ppts)	34.2%	0.3ppts	0.7ppts
Core EPS	54.6p	(1)	1	151.6p	4	6
Cash generated from operations	3,122	24		7,378	18

Continued pipeline progress:
●	Hibsago approved in US and Japan, with data showing unprecedented functional cure rates and potential to redefine treatment of chronic hepatitis B
●	Jemperli approved in US as first immunotherapy for adults with dMMR/MSI-H locally advanced rectal cancer
●	Positive registrational data for Jideytro in first-line ROS1-positive non-small cell lung cancer (approved in US in second-line in July)
●	Promising first global data for Ris-Rez in lung cancer; and positive phase I data for Mo-Rez in ovarian cancer
●	Shingrix pre-filled syringe approved in Japan, simplifying administration
●	mRNA seasonal influenza (flu) vaccine phase III trial initiated, following positive phase II data
●	On track to start 22 phase III trials in 2026 with 18 starts to date

Growth outlooks:
● 2026 guidance reaffirmed with expected growth in: turnover 3% to 5%; Core OP 7% to 9%; Core EPS 7% to 9%
● On track for 2031 sales outlook of more than £40 billion
● Operating margin stable to improving through dolutegravir loss of exclusivity period of 2028-2030

Shareholder returns:
●	Q3 2026 dividend of 17p declared; 70p expected for full year 2026

Luke Miels, Chief Executive Officer, GSK:
“GSK has delivered another strong quarter, with our key growth drivers and new launches performing well. We remain focused on operational delivery, execution and accelerating R&D. Over recent months we have received 3 new specialty medicine approvals in the US: Hibsago, which has the potential to transform the treatment of chronic hepatitis B; Jideytro in non-small cell lung cancer; and Jemperli in rectal cancer. More broadly, in the late-stage portfolio, we are on track to start 22 phase III trials this year.”

Guidance all at CER. The Total results are presented in summary above and on page 7 and Core results reconciliations are presented on pages 16 and 18. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 43-44: Core results, AER% growth, CER% growth and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 14. All expectations, guidance and outlooks regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on pages 45-46. Abbreviations are defined on page 49.

2026 Guidance

GSK reaffirms its full-year 2026 guidance at constant exchange rates (CER).

Turnover is expected to increase between 3% to 5%, at the upper half of the range
Core operating profit is expected to increase between 7% to 9%, at the upper half of the range
Core earnings per share is expected to increase between 7% to 9%, at the lower half of the range

This guidance is supported by the following turnover expectations for full-year 2026 at CER.

Specialty Medicines	–	expected increase at a low double-digit percentage
Vaccines	–	expected to be broadly stable to an increase at a low single-digit percentage
General Medicines	–	expected decline of a mid-single digit to low single-digit percentage

Core operating profit is expected to grow at the upper half of the 7 to 9 per cent range at CER. GSK continues to expect to deliver gross margin accretion due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we accelerate ongoing productivity initiatives and take a returns-based approach to SG&A investments, with SG&A expected to be broadly stable year-on-year. R&D is expected to grow significantly ahead of sales as we accelerate investments in the pipeline as part of the Accelerate Growth programme while driving operational efficiencies. Royalty income is expected to be around £900 million.

Core earnings per share is expected to increase at the lower half of the 7 to 9 per cent range at CER, reflecting higher interest charges of around £700-750 million, including the impact of the Nuvalent acquisition, and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2025.

Agreement with US Government to lower the cost of prescription medicines for American patients
As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients and exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to implementation and ongoing compliance). As part of that implementation, GSK and ViiV Healthcare each signed a GENEROUS Model Manufacturer Participation Agreement with the Centers for Medicare and Medicaid Services effective 15 June 2026. With these agreements GSK and ViiV Healthcare have committed certain products to participate in the voluntary GENEROUS Model. GSK and ViiV have also entered into GENEROUS Model Supplemental Rebate Agreements with several interested states and will work with the other states going forward to execute Supplemental Rebate Agreements as requested. Our full year guidance is inclusive of the expected impact of these agreements.

Dividend policy
The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q3 2026 of 17p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2026 are provided on page 30.
GSK completed the £2 billion share buyback programme announced in FY 2024 in Q2 2026.

Exchange rates
If exchange rates were to hold at the closing rates on 30 September 2026 ($1.33/£1, €1.17/£1 and Yen 209/£1) for the rest of 2026, the estimated impact on 2026 Sterling turnover growth for GSK would be -1% and if exchange gains or losses were recognised at the same level as in 2025, the estimated impact on 2026 Sterling Core Operating Profit growth for GSK would be -3%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Luke Miels, CEO, at 12:00 GMT (08:00 EDT) on 28 October 2026. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.
Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: Turnover

Turnover				Q3 2026				Year to date
					£m	AER%	CER%	£m	AER%	CER%
HIV					2,116	9	10	6,018	9	10
Respiratory, Immunology & Inflammation (RI&I)					1,139	19	21	3,164	16	18
Oncology					622	22	23	1,703	21	22
Specialty Medicines					3,877	14	15	10,885	13	14
Shingles (Shingrix)					780	(6)	(5)	2,694	6	6
Meningitis					599	11	12	1,396	10	11
RSV (Arexvy)					195	(22)	(24)	452	14	12
Influenza					177	(18)	(17)	198	(11)	(9)
Other Paediatric & Adult Vaccines					832	(1)	–	2,276	(6)	(5)
Vaccines					2,583	(4)	(2)	7,016	2	3
Respiratory					1,708	–	1	4,981	(6)	(4)
Other General Medicines					719	(5)	(3)	2,043	(9)	(6)
General Medicines					2,427	(1)	–	7,024	(7)	(5)
Total					8,887	4	5	24,925	4	5
By Region:
US					4,931	8	10	12,976	5	7
Europe					1,928	3	3	6,053	11	8
International					2,028	(4)	(3)	5,896	(4)	(2)
Total					8,887	4	5	24,925	4	5

Financial Performance – Q3 2026 results unless otherwise stated, growth % and commentary at CER. The quarter and YTD adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details.

For product list - see page 50

	Q3 2026			Year to date		Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
Specialty Medicines Total	3,877	14	15	10,885	13	14	Continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology & Inflammation, and Oncology.
HIV	2,116	9	10	6,018	9	10
In Q3 LAIs delivered 80% of total HIV growth. Strong underlying patient demand of +7ppts for Cabenuva, Apretude and Dovato more than offset mature portfolio decline, with additional favourable pricing from US channel mix in Q3. US HIV sales increased 14% with LAIs representing 35% of US HIV turnover.

Dovato	754	8	9	2,169	13	14	Strong demand across US and EU partly offset by the International region where the DTG LoE has started to impact tender volumes.
Cabenuva	478	34	35	1,299	31	33	Contributed >65% of total HIV growth in Q3, with strong demand across all regions.
Apretude	143	19	21	403	30	33	Growth driven by continued strong demand in a competitive US long-acting prevention market.
RI&I	1,139	19	21	3,164	16	18	Growth driven by Nucala and Exdensur in respiratory and Benlysta in immunology.
Nucala	582	17	18	1,676	16	18
Sustained double-digit growth largely driven by US and International regions, with increased demand across all indications enhanced by COPD launches. Strong US volume growth was partially offset by continued pricing pressures.

Exdensur	27	–	–	56	–	–
Increasing new patient starts in key growth markets US, Japan and Germany, and geographic expansion with launches across other European and International markets. Exdensur is now launched in 8 countries globally.

Benlysta	520	16	17	1,402	12	14	Strong volume growth in Q3 and YTD, with bio-penetration rates having increased across many markets.

		Q3 2026				Year to date		Key Drivers
		£m	AER%	CER%		£m	AER%	CER%
Oncology		622	22	23		1,703	21	22
Increasing patient demand for Jemperli, Ojjaara/Omjjara and Blenrep, partially offset by a decrease in Zejula. Jideytro, for the treatment of TKI-pretreated ROS-1 positive NSCLC, was approved and launched in the US in Q3 2026 with sales of £3 million.

Jemperli		273	19	19		753	25	27
Continued strong growth in Q3 and YTD across all regions. US continued to grow double-digit, which reduced in Q3 as new patient starts moderated. Strong growth continued in Europe and International driven by launches and reimbursement expansion across markets.

Ojjaara/Omjjara		195	34	35		526	33	35
Higher patient uptake across the regions and from continued commercial launches across Europe and International markets. US volume growth in Q3 and YTD was partly offset by continuing pricing pressures.

Zejula		104	(24)	(23)		319	(24)	(23)
US continues to decline with volume impacted by the 2025 FDA label update and new 2026 prior authorisation insurance requirements, and adverse pricing impacts. Europe declined due to increased competition.

Blenrep		50	–	–		109	>100	>100
US sales driven by patient uptake in both community and academic settings. Continued geographic expansion with launches across Europe and International markets. Blenrep is now launched in 28 countries globally.

Q3 2026				Year to date		Key Drivers
£m	AER%		CER%	£m	AER%	CER%
Vaccines Total	2,583	(4)	(2)	7,016	2	3	Q3 decreases in Arexvy, Shingrix and Influenza partly offset by Meningitis vaccines. YTD growth due to Shingrix and Meningitis vaccines partly offset by Other Paediatric & Adult Vaccines.
Shingrix	780	(6)	(5)	2,694	6	6
Q3 decline driven by lower sales in International, primarily China, partly offset by US pricing and inventory build in the quarter. YTD growth was also driven by higher demand in Europe.

The cumulative immunisation rate in the US reached 46%, up 3ppts compared to 12 months earlier(1).

Meningitis	599	11	12	1,396	10	11
Highest ever sales quarter with growth delivered by Penmenvy continued post launch uptake and Bexsero CDC stockpile build and ordering patterns in the US. YTD growth included outbreak-related demand for Bexsero in International and Europe.

Arexvy	195	(22)	(24)	452	14	12
Q3 decline due to lower market demand, as well as returns provision adjustments in the US in Q3 2025, partly offset by growth in Europe from uptake in Germany. YTD growth benefitted from Australian tender deliveries.

Influenza	177	(18)	(17)	198	(11)	(9)	Declining due to US competitive pressure and delayed timing of deliveries.
Other Paediatric & Adult Vaccines	832	(1)	–	2,276	(6)	(5)
Broadly flat as MMR/V vaccine sales decreased due to the one-off sale of bulk antigen in 2025 and lower demand in International, offset by favourable CDC stockpile and channel inventory movements for Boostrix in the US. YTD decline was impacted by competitive pressure for Other Vaccines, particularly Synflorix in International.

(1) Based on data from IQVIA up until the end of Q2 2026

	Q3 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
General Medicines Total	2,427	(1)	–	7,024	(7)	(5)
Broadly stable in the quarter with growth in Trelegy offset by declines in the other Respiratory and Other General Medicines products. Decline YTD with Trelegy broadly stable and declines across the broader portfolio.

Respiratory	1,708	–	1	4,981	(6)	(4)	Trelegy increased in Q3 driven by volume and pricing adjustments, broadly stable YTD. Decreases in other respiratory products due to continued competitive pressures and generic erosion.
Trelegy	787	7	8	2,208	(2)	–
Sales grew in Q3 across all regions. US sales in the quarter grew high single-digit driven by increased volume and positive pricing adjustments. YTD sales were broadly stable as growth in Europe and International was offset by decreases in the US, where volumes remain adversely impacted by Medicare benefit design changes and continued pricing pressures.

Other General Medicines	719	(5)	(3)	2,043	(9)	(6)	Decrease in growth driven by continued competitive pressures and generic competition across the portfolio and a reduction in contract manufacturing sales.

By Region

	Q3 2026			Year to date			Key Drivers
	£m	AER%	CER%	£m	AER%	CER%
US	4,931	8	10	12,976	5	7
Specialty Medicines: Q3 +17%, YTD +16%
Growth driven largely by patient demand in HIV, Oncology, Benlysta and Nucala.

Vaccines: Q3 +2%, YTD +2%
Growth primarily driven by favourable pricing and channel inventory movements for Shingrix, CDC stockpile and channel inventory movements for Boostrix and Penmenvy continued post launch uptake partly offset by lower demand for Arexvy.

General Medicines: Q3 +3%, YTD -7%
Trelegy growth in the quarter from sales volume and positive pricing adjustments. YTD, Trelegy declines as volumes have been impacted by Medicare benefit design changes and continued pricing pressures. Decreases continued across the other respiratory and Other General Medicine portfolios partially offset in the quarter with price adjustments to Ventolin and Advair.

Europe	1,928	3	3	6,053	11	8
Specialty Medicines: Q3 +9%, YTD +9%
Growth driven by Oncology, Nucala, Benlysta and HIV.

Vaccines: Q3 +2%, YTD +15%
Q3 growth driven by Arexvy uptake in Germany, with significant increased demand for Shingrix across Europe YTD.

General Medicines: Q3 -3%, YTD -2%
Low single-digit decline, with growth in Trelegy and Anoro more than offset by decreases in other respiratory products.

International	2,028	(4)	(3)	5,896	(4)	(2)
Specialty Medicines: Q3 +13%, YTD +13%
Growth driven by Oncology, Nucala and Benlysta.

Vaccines: Q3 -15%, YTD -9%
Q3 decline primarily due to lower sales of Shingrix, primarily in China and the one-off sale of MMR/V bulk antigen in 2025. YTD sales reflect competitive pressure for Other Vaccines, partly offset by growth in Arexvy from Australian tender deliveries.

General Medicines: Q3 -2%, YTD -4%
Growth in Trelegy and Anoro more than offset by decreases across other respiratory and Other General Medicine products, which included reductions in contract manufacturing income.

Financial Performance - Core results

Core operating profit growth in Q3 2026 and YTD primarily reflected higher turnover, favourable product and regional mix, ongoing productivity initiatives and supply chain optimisation, higher royalty income, and favourable net legal settlements and expenses in Q1 2026, partly offset by increased investment in R&D and new asset launches.

The increase in Core EPS in Q3 2026 and YTD primarily reflected the growth in Core operating profit and the share buyback, partly offset by higher net finance expenses primarily due to Nuvalent, a higher effective tax rate and higher NCIs.

Core Results	Q3 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,887	4	5	24,925	4	5
Cost of sales	(2,040)	(1)	–	(5,639)	(2)	(2)
% of sales	23.0%	(1.1)	(1.2)	22.6%	(1.4)	(1.6)
Selling, general and administration	(2,155)	–	1	(6,329)	–	1
% of sales	24.2%	(1.0)	(1.1)	25.4%	(0.9)	(1.0)
Research and development	(1,874)	21	22	(5,088)	14	16
% of sales	21.1%	2.9	2.9	20.4%	1.9	1.9
Royalty income	258	24	24	657	4	3
Core operating profit	3,076	3	5	8,526	5	7
% of sales	34.6%	(0.3)	(0.1)	34.2%	0.3	0.7
Core net finance expense	(197)	49	50	(461)	29	30
Share of after tax profit/(loss) of associates and joint ventures	(2)			(9)
Core profit before taxation	2,877	1	3	8,056	3	6
Taxation	(490)	8	9	(1,405)	6	8
Tax rate %	17.0%			17.4%
Core profit after taxation	2,387	–	1	6,651	3	6
Core profit attributable to non-controlling interests	198	12	14	562	10	12
Core profit attributable to shareholders	2,189			6,089
	2,387	–	1	6,651	3	6
Core Earnings per share	54.6p	(1)	1	151.6p	4	6
Financial Performance – Q3 2026 results unless otherwise stated, growth % and commentary at CER. See page 7 for Total results financial performance commentary. In the quarter and YTD, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details. Reconciliations between Total results and Core results Q3 2026, Q3 2025, 9 months 2026 and 9 months 2025 are set out on pages 16 and 18.

Core cost of sales as a percentage of sales decreased in Q3 2026 and YTD primarily due to favourable product and regional mix driven by higher specialty sales and the growth of higher margin Vaccines products YTD, as well as a favourable YTD comparator due to supply chain optimisation charges incurred in Q2 2025.
Core SG&A was broadly stable in Q3 2026 and YTD with disciplined investment to support launches for new assets including Blenrep and Exdensur partly offset by ongoing productivity initiatives. The YTD also has net favourability on legal settlements and expenses equivalent to around 1ppt impact.
Core R&D investment increased in Q3 2026 and YTD reflecting progression across the portfolio, primarily in Oncology. This included acceleration in work on ADCs Ris-Rez and Mo-Rez, progress on velzatinib for GIST and, following the Nuvalent acquisition, on Jideytro (zidesamtinib), approved by the FDA in the quarter, and neladalkib. In Specialty Medicines, increased investment was driven by efimosfermin acquired in Q3 2025, depemokimab COPD indication and all indications of felcorekibart (the anti-TSLP monoclonal antibody). Growth was partly offset by lower spend on bepirovirsen which was filed in Q1 2026. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines.
Core royalty income increased in Q3 2026 and YTD primarily due to higher Kesimpta(1) royalties, partly offset in the YTD by historic royalties recognised in Q2 2025 related to the settlement of an IP dispute.
The increase in net finance costs in Q3 2026 and YTD was driven by higher interest expense primarily related to the Nuvalent acquisition, partly offset by a net favourable variance on hedging activities.
The effective tax rate on Core profits was broadly in line with expectations for the year.
Core NCIs in the quarter and YTD were higher primarily due to higher core profit allocations from ViiV Healthcare.

(1) Kesimpta is manufactured by and a trademark of Novartis AG

Financial performance - Total results

Total operating profit decreased in Q3 2026 primarily due to Major Restructuring charges of £328 million related to the Accelerate Growth programme and lower other net operating income, partly offset by higher Core operating profit.  YTD profit also decreased primarily due to higher impairments and higher CCL charges, partly offset by higher other net operating income and Core operating profit.
Total EPS decreased in Q3 2026 and YTD primarily due to lower Total operating profit, higher finance expenses, and higher NCIs in Q3, partly offset by the share buyback and a lower effective tax rate.

Total Results	Q3 2026			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,887	4	5	24,925	4	5
Cost of sales	(2,390)	6	7	(6,531)	3	3
% of sales	26.9%	0.5	0.4	26.2%	(0.2)	(0.5)
Selling, general and administration	(2,383)	6	7	(6,704)	4	5
% of sales	26.8%	0.6	0.5	26.9%	0.1	–
Research and development	(1,983)	17	18	(7,141)	38	39
% of sales	22.3%	2.6	2.5	28.6%	7.1	7.0
Royalty income	258	24	24	657	4	3
Other operating income/(expense)	(262)	>100	>100	(305)	>100	>100
Operating profit	2,127	(18)	(16)	4,901	(28)	(25)
% of sales	23.9%	(6.4)	(6.1)	19.7%	(8.7)	(8.2)
Net finance expense	(190)	35	36	(459)	20	21
Share of after tax profit/(loss) of associates and joint ventures	(2)			(9)
Profit before taxation	1,935	(21)	(19)	4,433	(31)	(28)
Taxation	(232)	(26)	(24)	(338)	(62)	(58)
Tax rate %	12.0%			7.6%
Profit after taxation	1,703	(21)	(19)	4,095	(26)	(23)
Profit attributable to non-controlling interests	160	22	25	380	(21)	(18)
Profit attributable to shareholders	1,543			3,715
	1,703	(21)	(19)	4,095	(26)	(23)
Earnings per share	38.5p	(23)	(21)	92.5p	(26)	(23)
Financial Performance – Q3 2026 results unless otherwise stated, growth % and commentary at CER. See page 6 for Core results financial performance commentary.
In the quarter and YTD, the adverse currency impact on AER versus CER primarily reflected the strengthening of Sterling against the USD. See page 8 for further details. Reconciliations between Total results and Core results Q3 2026, Q3 2025, 9 months 2026 and 9 months 2025 are set out on pages 16 and 18.

Total cost of sales increased in Q3 2026 and YTD due to Major restructuring charges related to the Accelerate Growth programme taken in Q3 and higher impairments in Q2, partly offset by Core cost of sales benefits.
Total SG&A increased in the quarter and YTD primarily due to Major restructuring charges related to the Accelerate Growth programme taken in Q3, as well as Nuvalent transaction costs. YTD also included amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary, and acquisition and integration costs related to RAPT Therapeutics ("RAPT"). Core SG&A was broadly stable in Q3 2026 and YTD.
Total R&D growth in Q3 2026 was driven by Core R&D investment. YTD growth included the impact of higher impairments in Q2 2026 related to camlipixant (£1,334 million) and the termination of assets related to the collaboration with Alector (£371 million). See page 19 for more details.
Total royalty income increased in the quarter and YTD driven by Core royalties.
Other operating income/(expense) in Q3 2026 included a charge of £289 million (Q3 2025: £280 million) arising from the remeasurement of CCLs, partly offset by net income of £27 million (Q3 2025: £304 million). The YTD included a charge of £1,040 million (YTD 2025: £193 million) principally arising from the remeasurement of CCLs, partly offset by net income of £735 million (YTD 2025: £326 million) primarily related to profit on the sale of the Rockville manufacturing facility and the divestment of linerixibat. See pages 17 and 19 for further details.
Net finance costs increased in Q3 2026 and YTD mainly due to Core net finance expenses.
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2025. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.
The increase in Total NCIs in Q3 was driven by higher core profit allocations from ViiV Healthcare. The YTD decrease primarily reflected higher remeasurement charges on the Shionogi-ViiV CCL.

Exchange rates and impact on results

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2026	Q3 2025	YTD 2026	YTD 2025	2025

Average rates:
US$/£	1.34	1.33	1.34	1.31	1.31
Euro/£	1.17	1.16	1.16	1.18	1.17
Yen/£	213	198	213	195	198

Period-end rates:
US$/£	1.33	1.34	1.33	1.34	1.35
Euro/£	1.17	1.14	1.17	1.14	1.15
Yen/£	209	199	209	199	211

In Q3 2026 and YTD, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, particularly in Q1 2026, as well as the Yen and emerging market currencies, partly offset in the YTD by strengthening of the Euro. Exchange movements on the settlement of intercompany transactions had a minimal impact on Total and Core EPS in the quarter and YTD.

Cash generation
Cash flow

	Q3 2026 £m	Q3 2025 £m	9 months 2026 £m	9 months 2025 £m
Cash generated from operations (£m)	3,122	2,520	7,378	6,254
Total net cash inflow/(outflow) from operating activities (£m)	2,809	2,222	6,640	5,463
Free cash inflow/(outflow)* (£m)	2,078	1,246	4,887	3,069
Free cash flow growth/(decline) (%)	67%	(6%)	59%	58%
Free cash flow conversion* (%)	>100%	62%	>100%	60%
Total net debt** (£m)	20,739	14,444	20,739	14,444
* Free cash flow and free cash flow conversion are defined on page 43. Free cash flow is analysed on page 34.
** Total net debt is defined on page 44. Net debt is analysed on page 34.

Q3 2026
Cash generated from operations for the quarter was £3,122 million (Q3 2025: £2,520 million). The increase primarily reflected higher Core operating profit and favourable timing and movements on trade receivables, payables and returns and rebates, partly offset by an adverse exchange rate impact. The increase also reflected a favourable comparator to £565 million Zantac settlement payments in Q3 2025, partly offset by the £268 million cash settlement from CureVac received in Q3 2025.
Total contingent consideration cash payments in the quarter were £435 million (Q3 2025: £326 million). £346 million (Q3 2025: £321 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd ("Shionogi") of £342 million (Q3 2025: £306 million).
Free cash inflow was £2,078 million for the quarter (Q3 2025: £1,246 million). The increase was primarily driven by higher cash generated from operations and lower capital expenditure on intangible assets.

9 months 2026
Cash generated from operations was £7,378 million (9 months 2025: £6,254 million). The increase reflected higher Core operating profit, favourable timing and movements on trade receivables and payables, partly offset by an adverse exchange rate impact, as well as adverse timing and movements on returns and rebates. The increase also reflected a favourable comparator to £688 million Zantac settlement payments in YTD 2025, partly offset by the cash settlement from CureVac (of which the majority was received in 2025).
Total contingent consideration cash payments in 9 months 2026 were £1,191 million (9 months 2025: £1,000 million). £1,095 million (9 months 2025: £989 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi of £1,052 million (9 months 2025: £956 million).
Free cash inflow was £4,887 million for 9 months 2026 (9 months 2025: £3,069 million). The increase was driven by higher cash generated from operations, lower capital expenditure on intangible assets, higher proceeds from the sale of intangible assets, including the divestment of linerixibat, and the special dividend of $250 million (£187 million) related to the ViiV shareholding restructure.

Total Net debt
At 30 September 2026, net debt was £20,739 million, compared with £14,453 million at 31 December 2025, comprising gross debt of £23,701 million and cash and liquid investments of £2,962 million. See net debt information on page 34.
Net debt increased by £6,286 million primarily due to net acquisition costs for Nuvalent £7,143 million, RAPT £1,404 million and 35Pharma Inc. £700 million, dividends paid to shareholders of £2,052 million, shares purchased as part of the share buyback programme (completed in June 2026) of £634 million and an exchange loss on net debt of £85 million. This was partly offset by primarily the free cash inflow of £4,887 million and £386 million related to the disposal of the Rockville site including proceeds and a reduction in lease liabilities.
At 30 September 2026, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,001 million and £2,978 million repayable in the subsequent year.

Contacts
GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 7780 494750	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 79 New Oxford Street London, WC1A 1DG

Q3 2026 pipeline highlights (since 28 July 2026)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Jemperli	Stage II and stage III microsatellite instability-high (MSI-H) / mismatch repair deficient (dMMR) locally advanced rectal cancer	Regulatory approval (US)
	Hibsago	Chronic Hepatitis B (CHB)	Regulatory approval (JP, US)
	Arexvy	Respiratory Syncytial Virus (RSV) Immunocompromised (IC) adults aged 18 years and older	Regulatory approval (US)
	Shingrix	Shingles (prefilled syringe presentation)	Regulatory approval (JP)
Regulatory submissions or acceptances	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (US)
Phase III data readouts or other significant events	Jideytro	ARROS-1 (treatment naive ROS 1+non-small cell lung cancer)	Positive phase I/II (registrational) data readout
	Cabenuva	CROWN (HIV, unsuppressed)	Positive phase IIIb topline data readout
	Zejula	GLIOFOCUS (glioblastoma)	Orphan Drug Designation (EU)
	Double-target HA-NA seasonal flu	Seasonal mRNA influenza virus vaccine candidate	Fast Track Designation (US)
	RSV/hMPV investigational combination vaccine	Respiratory Syncytial Virus/Human Metapneumovirus (RSV/hMPV)	Fast Track Designation (US)

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2026	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	neladalkib	Non-small cell lung cancer (pre-treated ALK+)	Regulatory decision (US)
	Jideytro	Non-small cell lung cancer (treatment naïve ROS 1+)	Regulatory submission (US)
	cabotegravir	3x a year prevention (HIV)	Phase IIb (pivotal) data readout
	cabotegravir	3x a year prevention (HIV)	Regulatory submission (US)
H1 2027	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (US)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (JP)
	cabotegravir	3x a year prevention (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 18-59	Phase III data readout (CN)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	bepirovirsen	B-WELL 1/2 (chronic hepatitis B)	Regulatory decision (EU, CN)
	GSK'116 (varicella vaccine)	Varicella new seed, individuals 12 months of age and older	Phase III data readout
	neladalkib	Non-small cell lung cancer (pre-treated ALK+)	Regulatory submission (EU)
	Jideytro	Non-small cell lung cancer (pre-treated ROS 1+)	Regulatory submission (EU)

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2027	Exdensur	OCEAN (eosinophilic granulomatosis with polyangiitis)	Regulatory decision (US, JP)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory submission (EU, CN)
	Jemperli	AZUR-1 (rectal cancer)	Regulatory decision (EU)
	Ris-Rez	EMBOLD SCLC-301 (small cell lung cancer)	Phase III data readout
	velzatinib	GIST - 1L or 2L therapy for advanced gastrointestinal stromal tumors	Phase III data readout
	Jideytro	Non-small cell lung cancer (treatment naïve ROS1+)	Regulatory decision (US)
	cabotegravir + rilpivirine	CUATRO, 3x a year treatment (HIV)	Phase III data readout
	cabotegravir + rilpivirine	CUATRO, 3x a year treatment (HIV)	Regulatory submission (US)
	Arexvy	RSV, adults aged 18-59	Regulatory submission (CN)
	Arexvy	RSV, adults aged 60+	Regulatory decision (CN)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
	GSK'116 (varicella vaccine)	Varicella new seed, individuals 12 months of age and older	Regulatory submission (US)

Refer to pages 35 to 42 for further details on several key medicines and vaccines in development by therapy area.

Progress on areas for responsible business
Being a responsible business is a fundamental part of GSK’s strategy and supports long-term performance. Annual progress against GSK’s responsible business priorities is detailed in the Annual(1) and Responsible Business(2) Reports with incremental updates shared each quarter. Highlights below include activity since Q2 2026 results.

Access

●
In October, ViiV Healthcare announced(3) an agreement with Axmed to expand access to HIV medicines in more than 50 middle-income countries. With most new HIV cases reported in low- and middle-income countries, expanding choice in HIV care options remains a key priority. This agreement aims to offer a simpler route for local governments and healthcare institutions to access more choice in HIV care to support countries’ HIV response.

Global health and health security

●
Dengue remains a major unmet global health challenge with hundreds of millions of infections estimated each year and limited treatment options. In August, Chugai and GSK signed(4) an exclusive license agreement to develop a preclinical anti-dengue virus antibody which, if successful, could help manage dengue fever and other flavivirus infections.

●
With the growing threat of drug-resistance in malaria treatment, there is an urgent need for continued innovation. Through GSK’s partnership with Medicines for Malaria Venture, a potential new phase II malaria drug, GSK701, has shown(5) to be a promising candidate for uncomplicated malaria that could help meet a need for new medicines.

●
A new equitable access agreement between Gavi, UNICEF and Bharat Biotech (BBIL), announced(6) in October 2026 for the GSK-developed malaria vaccine, RTS,S/AS01, will cut the price of the vaccine by 40%, generating around $50 million in savings to child immunisation programmes (2027-29), and support vaccination of an estimated 1 million more children. The agreement follows investment by GSK and BBIL in new, higher-output manufacturing facilities, product development and technology transfer to expand and strengthen supply at a lower cost.

Environment

●
All five of GSK’s manufacturing sites in areas experiencing water-stress across India, Pakistan and Algeria have now achieved Alliance for Water Stewardship (AWS) certification, following a rigorous independent audit. This certification recognises the work our sites are doing to manage water responsibly, from how we use water in our operations to how we understand and address water risks in the communities where we operate.

●
In September, GSK announced(7) a new eight-year investment in regenerative agriculture carbon credits in northern India. This agreement with Earthly aims to deliver both emissions reductions and carbon removals, whilst delivering wider health and local community benefits. The investment supports GSK’s pathway to net zero impact on climate. By 2030, GSK aims to reduce its carbon emissions by 80% (from a 2020 baseline), with the remaining 20% covered through investment in high-quality nature protection and restoration projects.

Responsible Business rating performance

Detailed below is how GSK performs in key Responsible Business ratings*.

External benchmark	Current score/ranking	Previous score/ranking	Comments
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024. Scores range from 1 to 5, with 5 being the highest (best) score
Antimicrobial resistance benchmark	77%	84%	Led the benchmark since its inception in 2018; Current ranking updated March 2026
CDP Climate Change	A	A	Updated annually, current scores updated December 2025 (for supplier engagement, May 2026)
CDP Water Security	A	A
CDP supplier engagement rating	Leader	Leader
Sustainalytics	Low risk	Low risk	2nd percentile in pharma subindustry group. Current rating as at October 2026
ISS Corporate Rating	B+	B+	Ranked 1st in our peer group. Last profile update July 2026
FTSE4Good	Member	Member	Member since 2004, latest review in July 2026

*GSK’s Responsible Business ratings are regularly reviewed to ensure the external benchmarks listed remain high quality, appropriate and relevant to investors. The outcome of these reviews may lead to changes on which ratings are included in the table above – last updated July 2026

(1)	https://www.gsk.com/en-gb/investors/financial-reports/annual-report-2025
(2)	https://www.gsk.com/media/di5bk40q/responsible-business-report.pdf
(3)	https://viivhealthcare.com/hiv-news-and-media/news/press-releases/2026/october/axmed-partner-to-expand-access-to-hiv-medicines/
(4)	https://www.chugai-pharm.co.jp/english/news/detail/20260818113000_1263.html
(5)	https://www.mmv.org/news-resources-search/new-malaria-drug-candidate-shows-early-promise-human-study
(6)	https://www.gavi.org/news/media-room/gavi-and-unicef-secure-lower-malaria-vaccine-price-saving-us-50-million-childhood
(7)	https://earthly.org/blog/gsk-investment-in-regenerative-agriculture-carbon-credits-reduce-greenhouse-gas-emissions-and-air-pollution-supporting-human-health

Total and Core results
Total reported results represent the Group’s overall performance.
GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 43 and 44.
GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.
GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.
GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.
Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs) to reflect the Group's performance excluding the effect of acquisitions
●	impairment of intangible assets (excluding computer software) and goodwill to reflect the Group's performance excluding the effect of acquisitions
●	major restructuring and integration costs, which are:
–
cash and non-cash costs such as impairment of tangible assets and computer software, relating to Major restructuring programmes which are specific Board-approved programmes that are structural and of significant scale, where the costs of individual or related projects within such programmes exceed £25 million; or

	–	costs that relate to restructuring and integration following a significant acquisition.
Costs for other ordinary course, smaller-scale restructuring and integration are retained within both Total and Core results
●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal charges and expenses, major restructuring costs and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.
GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.
Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.
Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 16 and 18.
GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.
On 19 January 2026, GSK reached agreement with Pfizer and Shionogi for the 11.7% economic interest in ViiV Healthcare held by Pfizer to be replaced with an investment by Shionogi. On 31 March 2026, the transaction completed and Shionogi increased its economic interest to 21.7% and GSK maintained its 78.3% economic interest. ViiV Healthcare issued new shares to Shionogi for consideration of $2.125 billion, and cancelled Pfizer’s holding in ViiV Healthcare, returning $1.875 billion to Pfizer. GSK received a special dividend of $0.250 billion (£187 million). Further, on completion GSK extinguished the Pfizer put option liability through retained earnings. The put option liability was £822 million as at 31 December 2025 and was remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with the £33 million change in the liability recognised as an Adjusting item through other operating income/(expense).
Earnings for the year are allocated to the two shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3% and Shionogi 21.7%) and their entitlement to preferential dividends, which are determined by the performance of certain products attributable to each shareholder. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2025.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.
Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the nine months ended 30 September 2026 were £1,052 million.
As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.
Further explanation of the acquisition-related arrangements with ViiV Healthcare is set out on pages 86 and 87 of the Annual Report 2025.

The reconciliations between Total results and Core results for Q3 2026 and Q3 2025 are set out below.

Three months ended 30 September 2026

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	8,887						8,887
Cost of sales	(2,390)	190		150		10	(2,040)

Gross profit	6,497	190		150		10	6,847

Selling, general and administration	(2,383)			149	60	19	(2,155)
Research and development	(1,983)	30	33	46			(1,874)
Royalty income	258						258
Other operating income/(expense)	(262)				289	(27)	–

Operating profit	2,127	220	33	345	349	2	3,076

Net finance expense	(190)					(7)	(197)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)

Profit before taxation	1,935	220	33	345	349	(5)	2,877
Taxation	(232)	(48)	(7)	(56)	(89)	(58)	(490)
Tax rate %	12.0%						17.0%
Profit after taxation	1,703	172	26	289	260	(63)	2,387

Profit attributable to non-controlling interests	160				38		198
Profit/(loss) attributable to shareholders	1,543	172	26	289	222	(63)	2,189
	1,703	172	26	289	260	(63)	2,387

Earnings per share	38.5p	4.3p	0.7p	7.2p	5.5p	(1.6p)	54.6p
Weighted average number of shares (millions)	4,009						4,009

Three months ended 30 September 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	8,547						8,547
Cost of sales	(2,258)	175		19		5	(2,059)

Gross profit	6,289	175		19		5	6,488

Selling, general and administration	(2,239)			38	39	3	(2,159)
Research and development	(1,689)	23	112	2			(1,552)
Royalty income	208						208
Other operating income/(expense)	24			(1)	280	(303)	–

Operating profit	2,593	198	112	58	319	(295)	2,985

Net finance expense	(141)					9	(132)
Share of after tax profit/(loss) of associates and joint ventures	4					(9)	(5)

Profit before taxation	2,456	198	112	58	319	(295)	2,848
Taxation	(312)	(29)	(28)	(14)	(76)	4	(455)
Tax rate %	12.7%						16.0%
Profit after taxation	2,144	169	84	44	243	(291)	2,393

Profit attributable to non-controlling interests	131				45		176
Profit/(loss) attributable to shareholders	2,013	169	84	44	198	(291)	2,217
	2,144	169	84	44	243	(291)	2,393

Earnings per share	49.9p	4.2p	2.1p	1.1p	4.9p	(7.2p)	55.0p
Weighted average number of shares (millions)	4,034						4,034

Adjusting items Q3 2026

Intangible asset impairments

There were no significant intangible asset impairments in the quarter.

Major restructuring and integration

Charges of £345 million (Q3 2025: £58 million) were incurred relating to ongoing projects categorised as Major restructuring programmes and integration costs, analysed as follows:

	Q3 2026			Q3 2025
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Accelerate Growth programme	318	10	328	–	–	–
Significant acquisitions	15	–	15	4	–	4
Legacy programmes	1	1	2	50	4	54
	334	11	345	54	4	58

Accelerate Growth programme

To accelerate R&D and capture the growth and value the late-stage portfolio offers, in Q3 2026 GSK initiated a new “Accelerate Growth” programme. This 3-year programme has two objectives:

(1)	Simplify, and match GSK’s organisation and cost base to its evolving product portfolio, notably in Specialty Medicines
(2)	Enable the reallocation of GSK’s capital and resources to the late-stage pipeline and to R&D.

The Accelerate Growth programme is targeting £1.9 billion of annual savings, to be fully realised by 2029, for expected total costs of £2.4 billion, of which £2.1 billion is expected to be cash costs. Savings will be primarily reinvested in R&D, including business development activity, with a portion also used to strengthen operating margin in the period related to LoE for dolutegravir (2028-2030). The majority of the cost charges will be in 2026 and 2027.

Integration costs of significant acquisitions relate predominantly to integration activities for Nuvalent Inc. acquired in Q3 2026 and RAPT acquired in Q1 2026, with smaller incremental costs attributed to earlier acquisitions.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £349 million (Q3 2025: £319 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities.

Charge/(credit)	Q3 2026 £m	Q3 2025 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	240	249
ViiV Healthcare put options and Pfizer preferential dividends	–	(7)
Contingent consideration on former Novartis Vaccines business	28	25
Contingent consideration on acquisition of Affinivax	5	10
Other contingent consideration	16	3
Other adjustments	60	39
Total transaction-related charges/(credits)	349	319

The £240 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by updated sales forecasts and net other remeasurements of £144 million and the unwind of the discount for £96 million.

Other adjustments of £60 million primarily related to Nuvalent transaction costs.

Divestments, Significant legal charges, and other items
Divestments, Significant legal charges, and other items included net other operating income of £27 million (Q3 2025: £303 million). Q3 2025 included the £268 million ($370 million) settlement from CureVac.
Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

The reconciliations between Total results and Core results for 9 months 2026 and 9 months 2025 are set out below.

Nine months ended 30 September 2026

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	24,925						24,925
Cost of sales	(6,531)	524	190	156		22	(5,639)

Gross profit	18,394	524	190	156		22	19,286

Selling, general and administration	(6,704)			174	79	122	(6,329)
Research and development	(7,141)	81	1,910	62			(5,088)
Royalty income	657						657
Other operating income/(expense)	(305)				1,040	(735)	–

Operating profit	4,901	605	2,100	392	1,119	(591)	8,526

Net finance expense	(459)					(2)	(461)
Share of after tax profit/(loss) of associates and joint ventures	(9)						(9)

Profit before taxation	4,433	605	2,100	392	1,119	(593)	8,056
Taxation	pecialty Medicines Total (338)	(131)	(502)	(66)	(290)	(78)	(1,405)
Tax rate %	7.6%						17.4%
Profit after taxation	4,095	474	1,598	326	829	(671)	6,651

Profit attributable to non-controlling interests	380				182		562
Profit/(loss) attributable to shareholders	3,715	474	1,598	326	647	(671)	6,089
	4,095	474	1,598	326	829	(671)	6,651

Earnings per share	92.5p	11.8p	39.8p	8.1p	16.1p	(16.7p)	151.6p
Weighted average number of shares (millions)	4,015						4,015

Nine months ended 30 September 2025

	Total results £m	Intangible asset amort- isation £m	Intangible asset impair- ment £m	Major restruc- turing and integration £m	Trans- action- related £m	Divest-ments, Significant legal and other items £m	Core results £m
Turnover	24,049						24,049
Cost of sales	(6,360)	546		30		13	(5,771)

Gross profit	17,689	546		30		13	18,278

Selling, general and administration	(6,449)			54	48	35	(6,312)
Research and development	(5,175)	65	652	7			(4,451)
Royalty income	634						634
Other operating income/(expense)	133				193	(326)	–

Operating profit	6,832	611	652	91	241	(278)	8,149

Net finance expense	(383)					25	(358)
Share of after tax profit/(loss) of associates and joint ventures	2					(9)	(7)

Profit before taxation	6,451	611	652	91	241	(262)	7,784
Taxation	(889)	(134)	(163)	(22)	(134)	14	(1,328)
Tax rate %	13.8%						17.1%
Profit after taxation	5,562	477	489	69	107	(248)	6,456

Profit attributable to non-controlling interests	482				31		513
Profit/(loss) attributable to shareholders	5,080	477	489	69	76	(248)	5,943
	5,562	477	489	69	107	(248)	6,456

Earnings per share	125.1p	11.7p	12.0p	1.7p	1.9p	(6.1p)	146.3p
Weighted average number of shares (millions)	4,062						4,062

Adjusting items 9 months 2026

Intangible asset impairments

YTD 2026 impairments of £2,100 million (YTD 2025: £652 million) primarily related to camlipixant £1,334 million in Q2 2026 following GSK's decision not to progress further development of camlipixant in RCC, based on the aggregate data from the CALM-1 and CALM-2 phase III trials. In addition, a full impairment of £371 million was recognised in Q2 2026 following the termination of assets under the Alector collaboration, driven by the outcome of clinical trials.

Major restructuring and integration

Charges of £392 million (YTD 2025: £91 million) were incurred relating to ongoing projects categorised as Major restructuring programmes, analysed as follows:

	9 months 2026			9 months 2025
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Accelerate Growth programme	318	10	328	–	–	–
Significant acquisitions	59	–	59	12	–	12
Legacy programmes	3	2	5	60	19	79
	380	12	392	72	19	91
Details of the Accelerate Growth programme are provided on page 17.

The Significant acquisitions programme incurred cash charges of £59 million primarily from integration activities for Nuvalent Inc. acquired in Q3 2026 and RAPT acquired in Q1 2026, with smaller incremental costs attributed to earlier acquisitions.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,119 million (9 months 2025: £241 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities.

Charge/(credit)	9 months 2026 £m	9 months 2025 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	920	161
ViiV Healthcare put options and Pfizer preferential dividends	(33)	(96)
Contingent consideration on former Novartis Vaccines business	28	134
Contingent consideration on acquisition of Affinivax	12	(16)
Other contingent consideration	113	10
Other adjustments	79	48
Total transaction-related charges	1,119	241

The £920 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by updated sales forecasts and net other remeasurements of £631 million and the unwind of the discount for £289 million.

Other adjustments of £79 million primarily related to Nuvalent transaction costs in Q3 2026.

Divestments, Significant legal charges, and other items
Divestments, Significant legal charges, and other items included net other operating income of £735 million (YTD 2025: £326 million) primarily related to profit on the sale of the Rockville manufacturing facility, including £375m reclassified from the foreign currency translation reserve to the income statement on disposal of the related subsidiary, and proceeds from the divestment of linerixibat. This was partly offset by amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of subsidiaries. YTD 2025 included the £268 million ($370 million) settlement from CureVac.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Financial information

Income statement

	Q3 2026 £m	Q3 2025 £m	9 months 2026 £m	9 months 2025 £m

TURNOVER	8,887	8,547	24,925	24,049
Cost of sales	(2,390)	(2,258)	(6,531)	(6,360)
Gross profit	6,497	6,289	18,394	17,689

Selling, general and administration	(2,383)	(2,239)	(6,704)	(6,449)
Research and development	(1,983)	(1,689)	(7,141)	(5,175)
Royalty income	258	208	657	634
Other operating income/(expense)	(262)	24	(305)	133

OPERATING PROFIT	2,127	2,593	4,901	6,832

Finance income	29	26	109	130
Finance expense	(219)	(167)	(568)	(513)
Share of after tax profit/(loss) of associates and joint ventures	(2)	4	(9)	2

PROFIT BEFORE TAXATION	1,935	2,456	4,433	6,451
Taxation	(232)	(312)	(338)	(889)
Tax rate %	12.0%	12.7%	7.6%	13.8%
PROFIT AFTER TAXATION	1,703	2,144	4,095	5,562

Profit attributable to non-controlling interests	160	131	380	482
Profit attributable to shareholders	1,543	2,013	3,715	5,080
	1,703	2,144	4,095	5,562

EARNINGS PER SHARE	38.5p	49.9p	92.5p	125.1p
Diluted earnings per share	37.9p	49.1p	91.1p	123.0p

Statement of comprehensive income

	Q3 2026 £m	Q3 2025 £m	9 months 2026 £m	9 months 2025 £m

Total profit for the period	1,703	2,144	4,095	5,562

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(21)	25	(103)	292
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	–	(1)	(266)	(9)
Fair value movements on cash flow hedges	135	23	173	(33)
Cost of hedging	3	3	–	12
Reclassification of cash flow hedges to income statement	12	(19)	(3)	29
Deferred tax on fair value movements on cash flow hedges	(7)	(1)	(8)	(1)
	122	30	(207)	290
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(2)	9	1	(14)
Share of the other comprehensive income of associates and joint ventures	4	–	48	–
Fair value movements on equity investments	2	115	(54)	81
Tax on fair value movements on equity investments	1	(10)	(1)	(14)
Fair value movements on cash flow hedges	4	–	8	–
Remeasurement gains/(losses) on defined benefit plans	40	58	407	132
Tax (charge)/credit on remeasurement of defined benefit plans	(8)	(15)	(97)	(31)
	41	157	312	154
Other comprehensive income/(expense) for the period	163	187	105	444
Total comprehensive income for the period	1,866	2,331	4,200	6,006

Total comprehensive income for the period attributable to:
Shareholders	1,708	2,191	3,819	5,538
Non-controlling interests	158	140	381	468
	1,866	2,331	4,200	6,006

Balance sheet

	30 September 2026 £m	31 December 2025 £m
ASSETS
Non-current assets
Property, plant and equipment	9,431	9,322
Right of use assets	691	726
Goodwill	8,216	7,018
Other intangible assets	25,172	16,748
Investments in associates and joint ventures	49	89
Other investments	814	1,037
Deferred tax assets	6,735	6,520
Derivative financial instruments	54	–
Other non-current assets	2,642	2,148
Total non-current assets	53,804	43,608
Current assets
Inventories	6,300	5,924
Current tax recoverable	302	288
Trade and other receivables	8,223	7,471
Derivative financial instruments	103	121
Liquid investments	28	9
Cash and cash equivalents	2,934	3,397
Assets held for sale	5	300
Total current assets	17,895	17,510
TOTAL ASSETS	71,699	61,118

LIABILITIES
Current liabilities
Short-term borrowings	(2,001)	(3,012)
Contingent consideration liabilities	(1,318)	(1,348)
Trade and other payables	(15,633)	(15,381)
Derivative financial instruments	(164)	(75)
Current tax payable	(678)	(498)
Short-term provisions	(926)	(938)
Liabilities relating to assets held for sale	–	(139)
Total current liabilities	(20,720)	(21,391)
Non-current liabilities
Long-term borrowings	(21,700)	(14,708)
Deferred tax liabilities	(1,670)	(291)
Pensions and other post-employment benefits	(1,552)	(1,687)
Derivative financial instruments	(101)	(67)
Other provisions	(751)	(610)
Contingent consideration liabilities	(5,311)	(5,385)
Other non-current liabilities	(1,532)	(1,023)
Total non-current liabilities	(32,617)	(23,771)
TOTAL LIABILITIES	(53,337)	(45,162)

NET ASSETS	18,362	15,956

EQUITY
Share capital	1,349	1,349
Share premium account	3,507	3,498
Retained earnings	12,458	10,209
Other reserves	1,440	1,321
Shareholders’ equity	18,754	16,377
Non-controlling interests	(392)	(421)
TOTAL EQUITY	18,362	15,956

Statement of changes in equity

Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2026	1,349	3,498	10,209	1,321	16,377	(421)	15,956

Profit for the period	3,715	3,715	380	4,095
Other comprehensive income/(expense) for the period	(55)	159	104	1	105
Total comprehensive income/(expense) for the period	3,660	159	3,819	381	4,200
Dividend distributions to non-controlling interests	(354)	(354)
Derecognition of liabilities with non-controlling interests	789	789	789
Contributions from non-controlling interests	187	187	1,399	1,586
Other distributions to non-controlling interests	(1,399)	(1,399)
Dividends to shareholders	(2,052)	(2,052)	(2,052)
Realised after tax profit/(losses) on disposal or liquidation of equity investments	140	(140)	–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments	63	(63)	–
Shares issued	9	9	9
Purchase of treasury shares	(634)	(634)	(634)
Write-down of shares held by ESOP Trusts	(171)	171	–
Share-based incentive plans	267	267	267
Changes to non-controlling interests	2	2
Hedging gain/loss after taxation transferred to non-financial assets	(8)	(8)	(8)
At 30 September 2026	1,349	3,507	12,458	1,440	18,754	(392)	18,362

Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period	5,080	5,080	482	5,562
Other comprehensive income/(expense) for the period	371	87	458	(14)	444
Total comprehensive income/(expense) for the period	5,451	87	5,538	468	6,006
Dividend distributions to non-controlling interests	(279)	(279)
Dividends to shareholders	(1,918)	(1,918)	(1,918)
Realised after tax profit/(losses) on disposal or liquidation of equity investments	26	(26)	–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments	(1)	1	–
Shares issued	1	13	14	14
Purchase of treasury shares(*)	(1,425)	(1,425)	(1,425)
Write-down of shares held by ESOP Trusts	(181)	181	–
Share-based incentive plans	268	268	268
At 30 September 2025	1,349	3,486	10,016	1,297	16,148	(396)	15,752

(*) Included shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

Cash flow statement nine months ended 30 September 2026

	9 months 2026 £m	9 months 2025 £m

Profit after tax	4,095	5,562
Tax on profits	338	889
Share of after tax loss/(profit) of associates and joint ventures	9	(2)
Net finance expense	459	383
Depreciation, amortisation, impairments and other adjusting items	3,527	2,720
(Increase)/decrease in working capital	(1,521)	(2,025)
Contingent consideration paid	(1,095)	(989)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	1,566	(284)
Cash generated from operations	7,378	6,254
Taxation paid	(738)	(791)
Total net cash inflow/(outflow) from operating activities	6,640	5,463

Cash flow from investing activities
Purchase of property, plant and equipment	(923)	(775)
Proceeds from sale of property, plant and equipment	33	11
Purchase of intangible assets	(706)	(1,185)
Proceeds from sale of intangible assets	356	112
Purchase of equity investments	(43)	(52)
Proceeds from sale of equity investments	219	138
Purchase of businesses, net of cash acquired	(9,247)	(1,655)
Contingent consideration paid	(96)	(11)
Disposal of businesses	247	(28)
Interest received	100	117
(Increase)/decrease in liquid investments	(20)	11
Dividends and distributions from joint ventures and associates	79	–
Dividend and distributions from investments	38	17
Total net cash inflow/(outflow) from investing activities	(9,963)	(3,300)

Cash flow from financing activities
Issue of share capital	9	14
Repayment of long-term loans	(1,466)	(1,402)
Issue of long-term notes	7,779	1,979
Net increase/(decrease) in short-term loans	(246)	551
Increase in other short-term loans	11	112
Repayment of other short-term loans	(106)	(282)
Repayment of lease liabilities	(152)	(166)
Interest paid	(431)	(384)
Dividends paid to shareholders	(2,052)	(1,918)
Purchase of treasury shares	(634)	(1,125)
Dividend distributions to non-controlling interests	(354)	(279)
Other distributions to non-controlling interests	(1,399)	–
Contributions from non-controlling interests	1,588	–
Other financing items	246	71
Total net cash inflow/(outflow) from financing activities	2,793	(2,829)

Increase/(decrease) in cash and bank overdrafts in the period	(530)	(666)

Cash and bank overdrafts at beginning of the period	3,207	3,403
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026(1)	43	–
Cash and bank overdrafts at beginning of the period, as adjusted	3,250	3,403
Exchange adjustments	(39)	22
Increase/(decrease) in cash and bank overdrafts in the period	(530)	(666)
Cash and bank overdrafts at end of the period	2,681	2,759

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,934	3,296
Overdrafts	(253)	(537)
	2,681	2,759
(1) For further details see page 31

Sales tables

Specialty Medicines turnover – three months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	2,116	9	10	1,524	13	14	399	5	6	193	(11)	(11)
Dolutegravir products	1,445	2	3	946	6	7	329	1	2	170	(14)	(15)
Dovato	754	8	9	443	12	13	221	8	9	90	(3)	(6)
Juluca	171	9	10	140	11	12	28	–	–	3	–	–
Tivicay	319	(3)	(2)	207	6	6	53	(9)	(7)	59	(22)	(20)
Triumeq	201	(15)	(14)	156	(11)	(10)	27	(21)	(21)	18	(31)	(31)
Long Acting Injectables	621	30	31	538	31	32	63	24	24	20	33	40
Apretude	143	19	21	136	17	18	2	–	–	5	25	50
Cabenuva	478	34	35	402	36	38	61	20	20	15	36	36
Other	50	2	–	40	–	–	7	75	50	3	(40)	(40)
Respiratory, Immunology & Inflammation	1,139	19	21	758	22	23	173	5	5	208	24	27
Benlysta	520	16	17	434	18	19	37	6	6	49	14	14
Exdensur	27	–	–	14	–	–	2	–	–	11	–	–
Nucala	582	17	18	310	23	24	136	2	3	136	19	21
Other	10	25	37	–	–	–	(2)	33	33	12	9	27
Oncology	622	22	23	392	12	13	154	26	26	76	90	93
Blenrep	50	–	–	25	–	–	15	–	–	10	–	–
Jemperli	273	19	19	191	12	13	57	30	30	25	67	60
Jideytro	3	–	–	3	–	–	–	–	–	–	–	–
Ojjaara/Omjjara	195	34	35	129	23	25	40	43	43	26	100	100
Zejula	104	(24)	(23)	44	(40)	(38)	44	(14)	(12)	16	23	15
Other	(3)	(50)	(50)	–	–	–	(2)	>(100)	>(100)	(1)	–	–
Specialty Medicines	3,877	14	15	2,674	15	17	726	9	9	477	12	13

Specialty Medicines turnover – nine months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	6,018	9	10	4,203	12	14	1,205	6	4	610	(4)	(5)
Dolutegravir products	4,181	2	3	2,622	3	6	1,011	4	2	548	(6)	(7)
Dovato	2,169	13	14	1,218	13	16	673	13	11	278	11	10
Juluca	487	3	5	393	4	7	86	(1)	(3)	8	(11)	–
Tivicay	948	(3)	(2)	581	3	5	165	(5)	(7)	202	(15)	(16)
Triumeq	577	(20)	(19)	430	(17)	(15)	87	(26)	(27)	60	(30)	(29)
Long Acting Injectables	1,702	31	33	1,469	31	34	180	22	20	53	56	56
Apretude	403	30	33	387	27	31	4	–	–	12	>100	>100
Cabenuva	1,299	31	33	1,082	32	36	176	20	18	41	46	46
Other	135	(6)	(5)	112	2	5	14	8	(8)	9	(57)	(52)
Respiratory, Immunology & Inflammation	3,164	16	18	2,064	18	21	519	11	8	581	16	20
Benlysta	1,402	12	14	1,147	12	15	112	14	11	143	7	10
Exdensur	56	–	–	33	–	–	4	–	–	19	–	–
Nucala	1,676	16	18	884	21	24	410	6	4	382	16	20
Other	30	29	42	–	–	–	(7)	49	49	37	–	11
Oncology	1,703	21	22	1,087	11	14	428	29	26	188	88	94
Blenrep	109	>100	>100	55	–	–	35	>100	>100	19	–	–
Jemperli	753	25	27	543	19	22	145	36	33	65	76	78
Jideytro	3	–	–	3	–	–	–	–	–	–	–	–
Ojjaara/Omjjara	526	33	35	350	15	18	113	71	68	63	>100	>100
Zejula	319	(24)	(23)	136	(37)	(35)	141	(14)	(15)	42	8	8
Other	(7)	22	22	–	–	–	(6)	25	12	(1)	–	>100
Specialty Medicines	10,885	13	14	7,354	13	16	2,152	11	9	1,379	11	13

Vaccines turnover – three months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	780	(6)	(5)	290	13	14	289	(3)	(1)	201	(27)	(26)
Shingrix	780	(6)	(5)	290	13	14	289	(3)	(1)	201	(27)	(26)
Meningitis	599	11	12	358	13	15	144	(6)	(5)	97	37	34
Bexsero	378	3	4	178	10	12	142	(6)	(5)	58	7	4
Menveo	189	13	14	150	1	2	2	–	–	37	>100	>100
Penmenvy	30	>100	>100	30	>100	>100	–	–	–	–	–	–
Other	2	100	100	–	–	–	–	(100)	–	2	–	–
RSV	195	(22)	(24)	55	(61)	(60)	103	37	36	37	3	(6)
Arexvy	195	(22)	(24)	55	(61)	(60)	103	37	36	37	3	(6)
Influenza	177	(18)	(17)	125	(23)	(21)	17	(6)	(6)	35	–	–
Fluarix, FluLaval	177	(18)	(17)	125	(23)	(21)	17	(6)	(6)	35	–	–
Other Paediatric & Adult Vaccines	832	(1)	–	438	13	14	182	1	(1)	212	(21)	(19)
Boostrix	211	16	17	146	20	20	36	–	3	29	21	21
Hepatitis	188	3	3	105	4	6	48	(11)	(13)	35	25	21
Infanrix, Pediarix	153	6	7	103	12	13	23	(15)	(15)	27	4	8
Priorix, Priorix Tetra, Varilrix	83	(43)	(42)	22	47	40	36	12	6	25	(75)	(71)
Rotarix	153	1	3	59	9	11	29	(12)	(12)	65	–	3
Other	44	37	50	3	(40)	20	10	>100	>100	31	11	14
Vaccines	2,583	(4)	(2)	1,266	–	2	735	1	2	582	(16)	(15)

Vaccines turnover – nine months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	2,694	6	6	924	6	9	1,184	25	22	586	(20)	(17)
Shingrix	2,694	6	6	924	6	9	1,184	25	22	586	(20)	(17)
Meningitis	1,396	10	11	619	6	9	473	5	3	304	27	28
Bexsero	972	8	8	315	2	4	466	6	4	191	28	30
Menveo	352	1	3	257	(4)	(1)	6	–	–	89	17	17
Penmenvy	47	>100	>100	47	>100	>100	–	–	–	–	–	–
Other	25	56	50	–	–	–	1	(50)	(50)	24	71	64
RSV	452	14	12	138	(40)	(38)	176	57	54	138	>100	>100
Arexvy	452	14	12	138	(40)	(38)	176	57	54	138	>100	>100
Influenza	198	(11)	(9)	129	(19)	(17)	18	–	–	51	11	13
Fluarix, FluLaval	198	(11)	(9)	129	(19)	(17)	18	–	–	51	11	13
Other Paediatric & Adult Vaccines	2,276	(6)	(5)	1,050	2	5	559	8	5	667	(24)	(23)
Boostrix	551	9	11	359	15	18	112	2	–	80	(2)	(4)
Hepatitis	496	(2)	(2)	246	(9)	(6)	152	1	(1)	98	13	11
Infanrix, Pediarix	384	(7)	(6)	228	(6)	(3)	83	1	(1)	73	(20)	(18)
Priorix, Priorix Tetra, Varilrix	246	(25)	(24)	54	12	15	103	14	11	89	(53)	(51)
Rotarix	419	(2)	–	151	10	13	88	(4)	(7)	180	(9)	(7)
Other	180	(27)	(27)	12	(37)	(37)	21	>100	>100	147	(37)	(36)
Vaccines	7,016	2	3	2,860	–	2	2,410	18	15	1,746	(11)	(9)

General Medicines turnover – three months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,708	–	1	946	3	4	316	(7)	(6)	446	–	1
Anoro Ellipta	138	1	1	49	(4)	(2)	62	3	2	27	4	4
Flixotide/Flovent	73	(26)	(24)	47	(28)	(29)	11	(21)	(21)	15	(21)	(11)
Relvar/Breo Ellipta	221	(14)	(12)	76	(22)	(22)	76	(13)	(13)	69	(4)	–
Seretide/Advair	191	(4)	(4)	66	8	10	34	(23)	(20)	91	(3)	(4)
Trelegy Ellipta	787	7	8	572	7	8	88	5	5	127	9	11
Ventolin	181	16	17	108	40	40	26	(4)	–	47	(10)	(10)
Other Respiratory	117	(3)	(1)	28	(10)	–	19	(17)	(9)	70	6	2
Other General Medicines	719	(5)	(3)	45	(12)	(12)	151	3	4	523	(7)	(4)
Blujepa	1	–	–	1	–	–	–	–	–	–	–	–
Other General Medicines	718	(5)	(3)	44	(14)	(14)	151	3	4	523	(7)	(4)
General Medicines	2,427	(1)	–	991	2	3	467	(4)	(3)	969	(4)	(2)

General Medicines turnover – nine months ended 30 September 2026

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	4,981	(6)	(4)	2,634	(9)	(6)	1,012	(2)	(4)	1,335	(2)	–
Anoro Ellipta	405	(1)	(1)	137	(16)	(13)	191	10	8	77	4	4
Flixotide/Flovent	291	(6)	(4)	197	(2)	–	41	(13)	(15)	53	(13)	(10)
Relvar/Breo Ellipta	682	(13)	(12)	228	(25)	(23)	243	(9)	(11)	211	(3)	1
Seretide/Advair	574	(7)	(6)	187	5	8	121	(13)	(14)	266	(11)	(10)
Trelegy Ellipta	2,208	(2)	–	1,570	(5)	(3)	265	7	5	373	9	12
Ventolin	455	(10)	(9)	229	(14)	(12)	80	(7)	(8)	146	(6)	(5)
Other Respiratory	366	(11)	(10)	86	(27)	(24)	71	(10)	(11)	209	(1)	(2)
Other General Medicines	2,043	(9)	(6)	128	(22)	(21)	479	7	4	1,436	(11)	(8)
Blujepa	2	–	–	2	–	–	–	–	–	–	–	–
Other General Medicines	2,041	(9)	(7)	126	(24)	(22)	479	7	4	1,436	(11)	(8)
General Medicines	7,024	(7)	(5)	2,762	(9)	(7)	1,491	–	(2)	2,771	(7)	(4)

Commercial Operations turnover

	Total			US			Europe			International
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 30 September 2026	8,887	4	5	4,931	8	10	1,928	3	3	2,028	(4)	(3)
Nine months ended 30 September 2026	24,925	4	5	12,976	5	7	6,053	11	8	5,896	(4)	(2)

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer, who is the Chief Operating Decision Maker, as well as based on the responsibilities of the Executive Committee ("ExCom"). GSK reports results under two segments: Commercial Operations and Total R&D. The Group reviews its assessment of reportable segments on an ongoing basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. Details of adjusting items can be found on pages 14-19.

Turnover by segment

	Q3 2026 £m	Q3 2025 £m	AER %	CER %	9 months 2026 £m	9 months 2025 £m	AER %	CER %

Commercial Operations (total turnover)	8,887	8,547	4	5	24,925	24,049	4	5

Operating profit by segment

	Q3 2026 £m	Q3 2025 £m	AER %	CER %	9 months 2026 £m	9 months 2025 £m	AER %	CER %

Commercial Operations	4,892	4,514	8	10	13,559	12,540	8	10
Research and Development	(1,787)	(1,489)	20	21	(4,776)	(4,309)	11	12

Segment profit	3,105	3,025	3	4	8,783	8,231	7	9
Corporate and other unallocated costs	(29)	(40)			(257)	(82)

Core operating profit	3,076	2,985	3	5	8,526	8,149	5	7
Adjusting items	(949)	(392)			(3,625)	(1,317)

Total operating profit	2,127	2,593	(18)	(16)	4,901	6,832	(28)	(25)

Finance income	29	26			109	130
Finance costs	(219)	(167)			(568)	(513)
Share of after tax profit/(loss) of associates and joint ventures	(2)	4			(9)	2

Profit before taxation	1,935	2,456	(21)	(19)	4,433	6,451	(31)	(28)

Commercial Operations
Core operating profit growth in Q3 2026 and YTD 2026 primarily reflected higher turnover, favourable product and regional mix, ongoing productivity initiatives and supply chain optimisation, higher royalty income and favourable net legal settlements and expenses in Q1 2026, partly offset by increased investment in asset launches.

Total R&D
The R&D segment operating expense increased in Q3 2026 and YTD 2026 reflecting progression across the portfolio, primarily in Oncology. This included acceleration in work on ADCs Ris-Rez and Mo-Rez, and velzatinib and, following the Nuvalent acquisition, on Jideytro (zidesamtinib), approved by the FDA in the quarter and neladalkib. In Specialty Medicines, increased investment was driven by efimosfermin acquired in Q3 2025, depemokimab COPD indication and all indications of felcorekibart (the anti-TSLP monoclonal antibody). Growth was partly offset by lower spend on bepirovirsen which was filed in Q1 2026. Investment also increased on clinical trial programmes associated with mRNA seasonal flu vaccines.

Legal matters
The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2025. At 30 September 2026, the Group’s aggregate provision for legal and other disputes (not including tax matters described on pages 6 and 7) was £202 million (31 December 2025: £210 million).
The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q2 2026 results:

Commercial and corporate

Tesaro, Inc. v. AnaptysBio
A post-trial hearing was held before the Delaware Chancery Court on 20 October 2026. A decision is expected in Q4 2026 or Q1 2027.

Intellectual Property

Trelegy Ellipta
The U.S. District Court for the Southern District of Florida has consolidated the two Trelegy patent infringement cases which GSK filed against Transpire. Both cases have been set for trial on 22 February 2028.

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for Q3 2026 of 17p per share (Q3 2025: 16p per share).
Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 17p per share for Q3 2026. The expected dividend for 2026 is 70p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Dividend dates	Ex-dividend date (Ordinary shares)	Ex-dividend date (ADRs)	Record date	Payment date
Q3 2026	12 November 2026	13 November 2026	13 November 2026	7 January 2027

Ordinary shareholders may participate in the dividend reinvestment plan (DRIP). The last date for DRIP elections is 14 December 2026. The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 5 January 2027. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

	Paid/ Payable	Pence per share	£m
2026
First interim	9 July 2026	17	682
Second interim	8 October 2026	17	682
Third interim	7 January 2027	17	682

2025
First interim	10 July 2025	16	650
Second interim	9 October 2025	16	646
Third interim	8 January 2026	16	643
Fourth interim	9 April 2026	18	727
		66	2,666

Share capital in issue
At 30 September 2026, 4,009 million shares (Q3 2025: 4,026 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The Company issued a small number of shares in the quarter (Q3 2025: minimal number) under employee share schemes for net proceeds of £0.4 million (Q3 2025: £0.4 million).
On 5 February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18-month period. This share buyback programme was completed on 26 June 2026, with a total of 124 million shares repurchased and being held as Treasury shares, at a cost of £2,011 million including transaction costs of £11 million.
At 30 September 2026, the Company held 271 million Treasury shares at a cost of £4,580 million, of which 147 million shares at a cost of £2,571 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.
At 30 September 2026, the ESOP Trusts held 36.5 million shares, of which 35.9 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying amount of £114 million has been deducted from other reserves. The market value of these shares was £670 million.

Weighted average number of shares
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Q3 2026 millions	Q3 2025 millions	9 months 2026 millions	9 months 2025 millions
Weighted average number of shares – basic	4,009	4,034	4,015	4,062
Dilutive effect of share options and share awards	64	68	64	67
Weighted average number of shares – diluted	4,073	4,102	4,079	4,129

Additional information
Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2026 and should be read in conjunction with the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2025, except for the adoption of the amended IFRS Accounting Standard as set out below. Other minor amendments to IFRS Accounting Standards which were effective from 1 January 2026 did not have a material impact on the Group accounting policies or Group financial statements.

●Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7: the amendments to IFRS 9 ‘Financial Instruments’, clarify the timing of recognition and derecognition of a financial asset or financial liability, with a permitted exception relating to a financial liability paid through an electronic payment system which may be derecognised prior to its settlement date where specific conditions are met. GSK has adopted these new requirements for the reporting period beginning on 1 January 2026 and elected to derecognise financial liabilities paid through an electronic payment system when the required conditions have been met. The impact on the Group’s financial statements on transition as at 1 January 2026 is disclosed below and primarily relates to cheques which were issued but had not yet cleared from the bank account before the transition date. As permitted under the transition requirements, the Group has elected not to restate the comparative information to reflect the application of these amendments.

	As at 1 January 2026 £m	Adjustment on initial application of amendments to IFRS 9 and IFRS 7 £m	As at 1 January 2026 as adjusted £m
Trade and other payables	(15,381)	(43)	(15,424)
Bank overdrafts (within short-term borrowings)	(190)	29	(161)
Cash and cash equivalents	3,397	14	3,411

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2025.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2025 were published in the Annual Report 2025, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Contingent liabilities
There were contingent liabilities at 30 September 2026 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 29, and pages 269 to 272 of the 2025 Annual Report.

Net assets
The book value of net assets increased by £2,406 million from £15,956 million at 31 December 2025 to £18,362 million at 30 September 2026. This primarily reflected contribution from Total comprehensive income for the period and the special dividend from the ViiV Healthcare shareholding restructure, partly offset by dividends paid to shareholders, shares repurchased under the share buyback programme and associated transaction costs.
At 30 September 2026, the net surplus on the Group’s pension plans was £567 million compared with a net surplus of £229 million at 31 December 2025. This movement was primarily driven by an increase in the UK and US discount rate from 5.5% to 6.6% and 5.1% to 6.2% respectively, which was partially offset by an increase to the UK inflation rate from 2.7% to 3.1%.
The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £nil (31 December 2025: £822 million). The put option liability was fully derecognised at 31 March 2026 as Pfizer has exited its shareholding in ViiV Healthcare.

Contingent consideration amounted to £6,629 million at 30 September 2026 (31 December 2025: £6,733 million) as follows:

	Group 30 September 2026 £m	Group 31 December 2025 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,301	5,433
Former Novartis Vaccines business acquisition	632	651
BP Asset IX, Inc. acquisition	236	231
Affinivax acquisition	234	219
Others	226	199
Contingent consideration liability at end of the period	6,629	6,733

Of the contingent consideration payable to Shionogi at 30 September 2026, £1,243 million (31 December 2025: £1,194 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

	ViiV Healthcare		Group
	9 months 2026 £m	9 months 2025 £m	9 months 2026 £m	9 months 2025 £m

Contingent consideration at beginning of the period	5,433	6,061	6,733	7,280
Additions	–	–	–	280
Remeasurement through income statement and other movements	920	161	1,087	223
Cash payments: operating cash flows	(1,052)	(956)	(1,095)	(989)
Cash payments: investing activities	–	–	(96)	(11)
Contingent consideration at end of the period	5,301	5,266	6,629	6,783

Business acquisitions
On 3 March 2026, GSK acquired 100% of the outstanding equity of RAPT Therapeutics, Inc. ("RAPT") a California-based clinical stage biopharmaceutical company for US$2.3 billion (£1.7 billion), including transaction fees. Net of cash acquired, GSK's upfront investment was approximately US$1.9 billion (£1.4 billion). The transaction gives GSK the global rights to the ozureprubart programme, excluding mainland China, Macau, Taiwan and Hong Kong.

On 14 April 2026, GSK acquired 100% of 35Pharma, Inc. ("35Pharma") a Canada-based, private, clinical-stage biopharmaceutical company for total consideration of US$1.0 billion (£756 million), comprising US$988 million (£731 million) upfront and US$34 million (£25 million) of deferred consideration. Net of cash acquired, GSK's net investment was US$945 million (£700 million). The acquisition provides global rights to HS235, a potential best-in-class activin signalling inhibitor being developed for the treatment of pulmonary hypertension.

On 15 July 2026, GSK completed the acquisition of 100% of Nuvalent, Inc. ("Nuvalent") a Boston-based clinical-stage biopharmaceutical company focused on creating precisely targeted oncology therapies. Under the terms of the agreement, GSK paid Nuvalent shareholders US$124 per share at closing for an aggregate equity value of US$10.8 billion (£8.0 billion), including transaction fees. Net of cash acquired, GSK's upfront investment was approximately US$9.6 billion (£7.1 billion). The acquisition includes three products in lung cancer in a single transaction, including zidesamtinib (NVL-520) and neladalkib (NVL-655) which are two potential best-in-class, next-generation, highly selective ROS1 and ALK inhibitors for the treatment of NSCLC.

During the period to 30 September 2026, no sales arising from RAPT or 35Pharma were included in Group turnover and no revenue is expected until regulatory approval is received on the acquired assets. GSK continues to support the ongoing development of the acquired assets and consequently these assets will be loss making until regulatory approval on these assets is received. The impact on Group Total profit after taxation for the period ended 30 September 2026 from the RAPT and 35Pharma acquisitions was immaterial. Following US FDA approval of Jideytro (zidesamtinib) on 22 July 2026, Nuvalent began commercial sales. Revenue was not material to Group turnover. Nuvalent contributed a Total operating loss of US$148 million (£110 million) to the Group Total operating profit for the period since 15 July 2026. The acquired assets that remain in development will be integrated into the Group’s existing R&D activities, after which it will be impracticable to quantify these development costs or the impact on Group Total profit after taxation.

The initial acquisition accounting for Nuvalent was reflected in the third quarter of 2026 on a provisional basis. The accounting for RAPT and 35Pharma also remains provisional and subject to change.

Goodwill of £1.2 billion (£211 million for RAPT, £106 million for 35Pharma and £852 million for Nuvalent) has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s Commercial Operations and R&D segments. None of the goodwill is expected to be deductible for tax purposes.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

	RAPT	35Pharma	Nuvalent	Total
	£m	£m	£m	£m
Net assets acquired:
Intangible assets	1,457	700	8,077	10,234
Property, plant & equipment	1	–	–	1
Other non-current assets	–	–	17	17
Inventory	–	–	24	24
Trade and other receivables	–	–	10	10
Cash and cash equivalents	281	56	897	1,234
Other net liabilities	(13)	(1)	(86)	(100)
Other long-term liabilities	–	–	(446)	(446)
Deferred tax liabilities	(252)	(105)	(1,305)	(1,662)
	1,474	650	7,188	9,312
Goodwill	211	106	852	1,169
Total consideration	1,685	756	8,040	10,481

The total consideration of £10.5 billion (£1.7 billion for RAPT, £0.8 billion for 35Pharma and £8.0 billion for Nuvalent), was fully paid as at 30 September 2026, including the £20 million of 35Pharma deferred consideration which was outstanding at Q2 2026.

Net debt information
Reconciliation of cash flow to movements in net debt

	9 months 2026 £m	9 months 2025 £m
Total Net debt at beginning of the period	(14,453)	(13,095)
Adjustment on initial application of amendments to IFRS 9 on 1 January 2026(1)	43	–
Total Net debt at beginning of the period, as adjusted	(14,410)	(13,095)
Increase/(decrease) in cash and bank overdrafts	(530)	(666)
Increase/(decrease) in liquid investments	20	(11)
Repayment of long-term loans	1,466	1,402
Issue of long-term notes	(7,779)	(1,979)
Net decrease/(increase) in short-term loans	246	(551)
Increase in other short-term loans	(11)	(112)
Repayment of other short-term loans	106	282
Repayment of lease liabilities	152	166
Disposal of lease liabilities related to disposal of subsidiary	136	–
Net debt of subsidiary undertakings acquired	(2)	(1)
Exchange adjustments	(85)	241
Other non-cash movements	(48)	(120)
Decrease/(increase) in Net debt	(6,329)	(1,349)
Total Net debt at end of the period	(20,739)	(14,444)

(1) For further details see page 31

Net debt analysis

	30 September 2026 £m	31 December 2025 £m
Liquid investments	28	9
Cash and cash equivalents	2,934	3,397
Short-term borrowings	(2,001)	(3,012)
Long-term borrowings	(21,700)	(14,708)
Liabilities relating to assets held for sale	–	(139)
Total Net debt at the end of the period	(20,739)	(14,453)

Free cash flow reconciliation

	Q3 2026 £m	Q3 2025 £m	9 months 2026 £m	9 months 2025 £m

Net cash inflow/(outflow) from operating activities	2,809	2,222	6,640	5,463
Purchase of property, plant and equipment	(374)	(311)	(923)	(775)
Proceeds from sale of property, plant and equipment	3	5	33	11
Purchase of intangible assets	(159)	(568)	(706)	(1,185)
Proceeds from disposals of intangible assets	1	36	356	112
Net finance costs	(66)	(34)	(331)	(267)
Dividends and distributions from associates and joint ventures	54	–	79	–
Contingent consideration paid (reported in investing activities)	(88)	(5)	(96)	(11)
Dividend distributions to non-controlling interests	(102)	(99)	(354)	(279)
Other distributions to non-controlling interests	–	–	(1,399)	–
Contributions from non-controlling interests	–	–	1,588	–
Free cash inflow/(outflow)	2,078	1,246	4,887	3,069

Related party transactions
There were no material related party transactions entered into and there have been no material changes to the related party transactions disclosed on page 241 of the 2025 Annual Report.

R&D Commentary
Pipeline Overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	21	Respiratory, Immunology & Inflammation (5)
		●	Benlysta (anti-B lymphocyte stimulator (BlyS) mAb) systemic sclerosis-associated interstitial lung disease (SSc-ILD), connective tissue disease-associated interstitial lung disease [MR1.1] (CTD-ILD)
		●	Exdensur (ultra long-acting anti-IL5 biologic), eosinophilic granulomatosis with polyangiitis (EGPA), hyper-eosinophilic syndrome (HES), chronic obstructive pulmonary disease (COPD)
		●	efimosfermin (FGF21 analog) metabolic dysfunction-associated steatohepatitis (MASH)
		●	felcorekibart (TSLP) asthma, chronic rhinosinusitis with nasal polyps, COPD
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
Oncology (8)
		●	Blenrep (anti-BCMA ADC) 1L multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer (ph II registrational), head and neck cancer
		●	Jideytro (ROS-1 inhibitor) non-small cell lung cancer
		●	Zejula (PARP inhibitor) glioblastoma
		●	Mo-Rez (B7-H4 ADC) 2L+ advanced endometrial cancer, platinum resistant ovarian cancer, platinum sensitive ovarian cancer, and 1L maintenance ovarian and endometrial cancers
		●	neladalkib (ALK inhibitor) non-small cell lung cancer
		●	Ris-Rez (B7-H3 ADC) 2L extensive-stage small cell lung cancer, late-line metastatic castration-resistant prostate cancer
		●	velzatinib (KIT inhibitor) gastro-intestinal stromal tumours
HIV (1)
		●	New intramuscular formulation of cabotegravir + rilpivirine (3x a year treatment)
Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV, adults 18 years of age and above
		●	bepirovirsen (HBV ASO) chronic hepatitis B
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	GSK'116 (varicella vaccine) varicella new seed, individuals 12 months of age and older
		●	GSK'371 (MMRV vaccine) MMRV new seed
		●	Shingrix (recombinant protein, adjuvanted vaccine) MACE
		●	mRNA seasonal flu (double target flu HA-NA vaccine candidate)
Total medicines and vaccines in all phases of clinical development	62
Total projects in clinical development (inclusive of all phases and indications)	97

Therapy area updates
The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.
Respiratory, Immunology & Inflammation
efimosfermin (FGF21 analog)
Efimosfermin (GSK6519754) is an investigational, once-monthly subcutaneous injection of a long-acting variant of FGF21, designed to regulate key metabolic pathways to decrease liver fat, ameliorate liver inflammation, and reverse liver fibrosis in patients with metabolic dysfunction-associated steatohepatitis (MASH).
Multiple phase III trials are ongoing for efimosfermin including both moderate and advanced fibrosis (F2 to F3) and compensated cirrhosis (F4) caused by MASH. In August, GSK also started the ALLSTAR phase II trial investigating efimosfermin for alcohol-related liver disease (ALD).
Efimosfermin has received Breakthrough Therapy Designation from the US Food and Drug Administration (FDA) and Priority Medicines (PRIME) Designation from the European Medicines Agency (EMA) for the treatment of MASH. In September, China’s Center for Drug Evaluation (CDE) granted an additional Breakthrough Therapy Designation for F4 MASH, building on earlier designations in F2-F3 MASH. Breakthrough Designation is designed to expedite the development and review of medicines for serious conditions, where preliminary clinical evidence indicates potential for substantial improvement over available therapy. PRIME designation provides scientific and regulatory support for medicines that have the potential to address significant unmet medical need.

Key trials for efimosfermin:

Trial name (population)	Phase	Design	Timeline	Status
ZENITH-1 (metabolic dysfunction-associated steatohepatitis) NCT07221227	III
A phase III, randomised, double-blind, placebo-controlled, 3-arm study to investigate the safety and efficacy of efimosfermin alfa in participants with biopsy-confirmed F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
ZENITH-2 (metabolic dysfunction-associated steatohepatitis) NCT07221188	III
A phase III, randomised, double-blind, placebo-controlled, 3-arm study to investigate the safety and tolerability of efimosfermin alfa in participants with known or suspected F2- or F3-stage metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q4 2025	Recruiting
NEBULA-1 (metabolic dysfunction-associated steatohepatitis) NCT07701993	III
A phase III, double-blind, 2-arm study to investigate the safety and efficacy of efimosfermin alfa injection compared with placebo in adult participants with compensated cirrhosis (stage F4 fibrosis) due to metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q3 2026	Recruiting
NEBULA-2 (metabolic dysfunction-associated steatohepatitis) NCT07704892	III
A phase III, two-part, double-blind, randomised, placebo-controlled study to investigate the safety and efficacy of efimosfermin alfa injection in adult participants with biopsy-confirmed compensated cirrhosis (stage F4 fibrosis) due to metabolic dysfunction-associated steatohepatitis (MASH)
			Trial start: Q3 2026	Recruiting

Exdensur (depemokimab; ultra-long-acting anti-IL5)
Exdensur (depemokimab) is the first and only ultra-long-acting biologic to address severe asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). It is engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling twice-yearly dosing.
Exdensur is approved in over 40 countries for the treatment of severe asthma and CRSwNP, including EU, China, Japan, UK, Canada and Brazil, and for the treatment of severe asthma in the US.
Depemokimab is currently being evaluated in phase III trials for the treatment of other diseases with underlying type 2 inflammation, including OCEAN for eosinophilic granulomatosis with polyangiitis (EGPA) and DESTINY for hypereosinophilic syndrome (HES). GSK has also initiated the ENDURA-1, ENDURA-2 and VIGILANT phase III trials assessing the efficacy and safety of depemokimab as an add-on therapy in patients with uncontrolled moderate to severe COPD with type 2 inflammation.
At the 2026 European Respiratory Society (ERS) Congress, GSK presented data reinforcing depemokimab's differentiated profile, including sustained efficacy over two years in patients with severe asthma and consistent outcomes across key patient subgroups. Results from a patient preference study were also presented showing patient preference for less frequent dosing and identifying dosing frequency as a key reason for non-adherence.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
OCEAN (EGPA) NCT05263934	III
A 52-week, randomised, double-blind, double-dummy, parallel-group, multicentre, non-inferiority study to investigate the efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory eosinophilic granulomatosis with polyangiitis (EGPA) receiving standard of care therapy
			Trial start: Q3 2022	Active, not recruiting
DESTINY (HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care therapy	Trial start: Q3 2022	Active, not recruiting
ENDURA-1 (COPD) NCT06959095	III	A randomised, double-blind, placebo-controlled, parallel-group, multicentre study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
ENDURA-2 (COPD) NCT06961214	III	A randomised, double-blind, placebo-controlled, parallel-group, multicentre study of the efficacy and safety of depemokimab in adult participants with COPD with type 2 inflammation	Trial start: Q2 2025	Recruiting
VIGILANT (COPD) NCT07177339	III	A randomised, double-blind, parallel group, placebo-controlled study of the efficacy and safety of early depemokimab initiation as add-on treatment in COPD patients with type 2 inflammation	Trial start: Q4 2025	Recruiting

felcorekibart (GSK5784283; anti-TSLP)
Felcorekibart (GSK5784283) is an investigational ultra-long-acting monoclonal antibody targeting thymic stromal lymphopoietin (TSLP), a key driver of inflammation across multiple respiratory diseases.
In 2026, GSK initiated a broad global phase III development programme for felcorekibart across multiple respiratory diseases. The PERSIST programme comprises six Phase III trials, with two studies each in uncontrolled asthma, chronic rhinosinusitis with nasal polyps (CRSwNP), and chronic obstructive pulmonary disease (COPD). These studies are evaluating the efficacy and safety of felcorekibart as an add-on treatment in patients with inadequately controlled disease.

Trial name (population)	Phase	Design	Timeline	Status
PERSIST ASTHMA-1 NCT07780643	III
A multicentre, randomised, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of felcorekibart (GSK5784283) as an add-on therapy in adults and adolescents with uncontrolled asthma
			Trial start: Q3 2026	Recruiting
PERSIST ASTHMA-2 NCT07782996	III
A multicentre, randomised, double-blind, placebo-controlled, parallel-group study to evaluate the efficacy and safety of felcorekibart (GSK5784283) as an add-on therapy in adults and adolescents with uncontrolled asthma
			Trial start: Q3 2026	Recruiting
PERSIST CRSwNP-1 NCT07782970	III	A randomised, double-blind, parallel-group Phase III study to assess the efficacy and safety of felcorekibart (GSK5784283) in participants with chronic rhinosinusitis with nasal polyps (CRSwNP)	Trial start: Q3 2026	Recruiting
PERSIST CRSwNP-2 NCT07782957	III
A randomised, double-blind, parallel-group Phase III study to assess the efficacy and safety of felcorekibart (GSK5784283) compared with placebo in participants with chronic rhinosinusitis with nasal polyps (CRSwNP)
			Trial start: Q3 2026	Recruiting
PERSIST COPD-1 NCT07780669	III
A randomised, double-blind, placebo-controlled, parallel-group, multicentre study of the efficacy and safety of felcorekibart (GSK5784283) in participants 40 to 80 years of age with moderate to very severe COPD
			Trial start: Q3 2026	Recruiting
PERSIST COPD-2 NCT07780656	III
A randomised, double-blind, placebo-controlled, parallel-group, multicentre study of the efficacy and safety of felcorekibart (GSK5784283) in participants 40 to 80 years of age with moderate to very severe COPD
			Trial start: Q3 2026	Recruiting

Oncology
Blenrep (belantamab mafodotin)
GSK is continuing the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical development programme to explore the full potential of belantamab mafodotin, including in earlier lines of treatment. This includes DREAMM-10, a phase III clinical trial in newly diagnosed transplant-ineligible patients, who represent over 70% of patients starting multiple myeloma therapy.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multicentre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multicentre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multicentre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
			Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)
On 19 October, the US FDA approved Jemperli as the first and only immunotherapy for adults with stage II and III microsatellite instability-high (MSI-H) / mismatch repair deficient (dMMR) locally advanced rectal cancer. Approval was supported by the phase II AZUR-1 trial, which met its primary objective and demonstrated a clinically significant proportion of participants achieved sustained clinical complete responses at 12 months with data continuing to mature. The approval provides a new treatment approach that may help eligible patients avoid chemotherapy, radiation and surgery. Detailed interim findings from the AZUR-1 trial were presented in a late-breaking oral session at the 2026 ESMO Congress in October.
Jemperli plays an important role in GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based plus carboplatin-paclitaxel (CP) treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit vs. CP alone for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status. Ongoing pivotal trials include those in the AZUR programme (colon / rectal cancers), JADE (head and neck cancer), and DOMENICA (supported-collaborative study with ARCAGY-GINECO in endometrial cancer).

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multicentre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
GARNET (advanced solid tumours) NCT02715284	I/II	A multicentre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Active, not recruiting
AZUR-1 (stage II/III rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data reported: Q3 2026	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III MSI-H/dMMR resectable colon cancer	Trial start: Q3 2023	Active, not recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Active, not recruiting
SAPPHIRE (endometrial cancer) NCT07860450	I/III
An open-label, multicenter, two-part study: a phase 1b dose selection followed by a randomised phase 3 to evaluate the pharmacokinetics, efficacy, and safety of subcutaneous dostarlimab plus carboplatin-paclitaxel versus intravenous dostarlimab plus carboplatin-paclitaxel in participants with primary advanced or recurrent endometrial cancer
			Trial start: Q4 2026	Not active, not recruiting
DOMENICA* (relapsed or advanced dMMR endometrial cancer) NCT05201547 *supported-collaborative study with ARCAGY-GINECO	III	A randomised, multicentre study to evaluate the efficacy and safety of dostarlimab versus carboplatin-paclitaxel in patients with dMMR relapsed or advanced endometrial cancer	Trial start: Q2 2022	Active, not recruiting

Risvutatug rezetecan (Ris-Rez)
Ris-Rez is a novel investigational antibody-drug conjugate targeting the B7-H3 protein, which is highly expressed in more than 10 solid tumour types, supporting the ambition of GSK’s EMBOLD global trial programme to develop Ris-Rez across more than 40 indications by 2040.
In September 2026, GSK started its second global phase III trial for Ris-Rez, EMBOLD Prostate-302, studying Ris-Rez in patients with metastatic castration-resistant prostate cancer.
Also in September, GSK's licensor Hansoh Pharma presented pivotal phase III data at the World Conference on Lung Cancer showing Ris-Rez significantly reduced the risk of death versus topotecan in patients with relapsed small cell lung cancer (SCLC) in China. The results provide further momentum for GSK’s global development of Ris-Rez across later-line and earlier treatment settings for SCLC.
At the 2026 ESMO Congress in October, GSK presented the first global data for Ris-Rez in patients with relapsed extensive-stage SCLC. Results from the phase Ib dose-optimisation portion of the EMBOLD PanTumour-101 trial showed positive anti-tumour activity and a manageable safety profile. These results supported selection of the 8 mg/kg dose currently being evaluated in GSK’s global phase III EMBOLD SCLC-301 trial in the same tumour type.
Also at ESMO, Hansoh Pharma presented positive data from its second phase III trial of Ris-Rez this year, ARTEMIS-011 in patients with relapsed osteosarcoma in China. The results showed Ris-Rez significantly reduced the risk of disease progression or death compared with chemotherapy, after a median follow-up of 7.1 months. Safety findings were consistent with prior findings in this tumour type. The results will help inform GSK's global development programme, including an ongoing EMBOLD Sarcoma 202 phase II trial in advanced osteosarcoma and soft tissue sarcoma.

Key phase III trials for Ris-Rez:

Trial name (population)	Phase	Design	Timeline	Status
EMBOLD-SCLC-301 NCT07099898	III	A multicenter, randomised, open-label study of risvutatug rezetecan compared with topotecan in participants with relapsed small cell lung cancer	Trial start: Q3 2025	Recruiting
EMBOLD Prostate-302 (prostate cancer) NCT07802704	III
A multicenter, randomised, open-label study of risvutatug rezetecan compared with best supportive standard of care, with or without androgen receptor pathway inhibitors, in participants with metastatic castration-resistant prostate cancer
			Trial start: Q3 2026	Recruiting

Mocertatug rezetecan (Mo-Rez)

GSK is advancing Mo-Rez, a B7-H4–targeting investigational antibody-drug conjugate, through the global BEHOLD development programme across multiple gynaecological cancer indications, where significant unmet need remains. B7-H4 is an immune checkpoint that is widely expressed in ovarian and endometrial cancers, and is low in normal tissues, making it a promising target for clinical development.
Five phase III pivotal trials for Mo-Rez have been initiated and are actively recruiting patients: BEHOLD-Ovarian01 in platinum-resistant ovarian cancer (PROC), BEHOLD-Endometrial01 in advanced or recurrent endometrial cancer, BEHOLD-Ovarian02 in platinum sensitive ovarian cancer, BEHOLD-Ovarian03 in first-line maintenance ovarian cancer without homologous recombination deficiency and BEHOLD-Endometrial02 in first line maintenance mismatch repair–proficient endometrial cancer.
In October 2026, GSK presented the latest safety positive data for Mo-Rez from the global phase I BEHOLD-1 trial at ESMO demonstrating clinically meaningful and durable responses at >13 months follow up, alongside a manageable safety for patients with PROC. The response to Mo-Rez observed across a range of B7-H4 expression levels reinforces its broad potential in gynaecologic cancers and further validates the relevance of targeting B7-H4.

Key phase III trials for Mo-Rez:

Trial name (population)	Phase	Design	Timeline	Status
BEHOLD-Ovarian01 GOG-3132 / ENGOT-o98 / APGOT-OV21 NCT07286266	III	A randomised, Open-label, Multicenter, Phase III Study to Investigate mocertatug rezetecan Compared With Chemotherapy in Participants With Platinum-resistant Ovarian Cancer	Trial start: Q2 2026	Recruiting
BEHOLD-Endometrial01 GOG-3131 / ENGOT-en34 / APGOT-EN4 NCT07286331	III	A randomised, Open-label, Multicenter, Phase III Study to Investigate mocertatug rezetecan Compared With Chemotherapy in Participants With Recurrent Endometrial Cancer	Trial start: Q2 2026	Recruiting
BEHOLD-Ovarian02 / GOG-3136 / ENGOT-ov99 / APGOT-OV19 NCT07684612	III
A randomised, Open-Label, Multicenter, Phase 3 Study to Investigate Mocertatug Rezetecan With Bevacizumab Compared With Platinum Doublet With Bevacizumab in Participants With Platinum-Sensitive Ovarian Cancer
			Trial start: Q3 2026	Recruiting

Trial name (population)	Phase	Design	Timeline	Status
BEHOLD-Ovarian03 / GOG-3135 / ENGOT-ov105 / APGOT-OV20 NCT07694427	III
A randomised, Open-label, Multicenter, Phase 3 Study to Investigate Mocertatug Rezetecan With or Without Bevacizumab in Comparison to Active Observation With or Without Bevacizumab as Maintenance Treatment in Participants With Newly Diagnosed FIGO Stage III/IV Non-Homologous Recombination Deficient Ovarian Cancer
			Trial start: Q4 2026	Recruiting
BEHOLD-Endometrial02 / ENGOT-en33 / GOG-3130 / APGOT-EN5 NCT07684599	III
A randomised, Open-label, Multicenter, Phase 3 Study to Investigate Mocertatug Rezetecan in Combination With Immune Checkpoint Inhibition for Maintenance Treatment of Participants With Mismatch Repair Proficient (MMRp) Endometrial Cancer
			Trial start: Q3 2026	Recruiting

Jideytro (zidesamtinib)
Jideytro (zidesamtinib) is a ROS1 tyrosine kinase inhibitor (TKI) approved by the US FDA for the treatment of adult patients with locally advanced or metastatic ROS1-positive non-small cell lung cancer (NSCLC) who received a prior ROS1 kinase inhibitor. The FDA approval is based on results from the ARROS-1 (NCT05118789) global phase I/II trial evaluating zidesamtinib in patients with advanced ROS1 positive NSCLC and other ROS1-positive solid tumours.
Jideytro is GSK's first approved medicine in lung cancer and was added to the portfolio through the acquisition of Nuvalent.
In September 2026, GSK announced positive results from the registrational phase I/II ARROS-1 trial evaluating zidesamtinib in patients with advanced or metastatic ROS1-positive TKI-naïve NSCLC. The data were presented in a Presidential Symposium session at the 2026 World Conference on Lung Cancer and will support a planned supplemental New Drug Application to the US FDA this year to expand the indication to include first-line treatment.

Key trials for Jideytro:

Trial name (population)	Phase	Design	Timeline	Status
ARROS-1 (ROS1+ non-small cell lung cancer and other solid tumours; NSCLC)	I/II	A study of the highly selective ROS1 inhibitor zidesamtinib (NVL-520) in patients with advanced NSCLC and other solid tumors	Trial start: Q1 2022	Active

neladalkib:
Neladalkib is an investigational ALK tyrosine kinase inhibitor (TKI) designed to maintain activity against a broad range of ALK resistance mutations, while minimising off-target activity and optimising penetration into the central nervous system (CNS).
Neladalkib was previously granted US Breakthrough Therapy designation for the treatment of patients with locally advanced or metastatic ALK-positive NSCLC who have been previously treated with 2 or more ALK TKIs and Orphan Drug designation for ALK-positive NSCLC.
The phase I/II ALKOVE-1 study is ongoing in patients with advanced ALK-positive NSCLC and other solid tumours, and the phase III ALKAZAR trial is evaluating neladalkib versus alectinib in first-line ALK-positive NSCLC.

Key trials for neladalkib:

Trial name (population)	Phase	Design	Timeline	Status
ALKOVE-1 (ALK+ non-small cell lung cancer and other solid tumours; NSCLC)	I/II	A study of neladalkib (NVL-655) in patients with advanced NSCLC and other solid tumors harboring ALK rearrangement or activating ALK mutation	Trial start: Q2 2022	Active
ALKAZAR (1L ALK+ non-small cell lung cancer; NSCLC)	III
A phase III study of the selective anaplastic lymphoma kinase (ALK) inhibitor NVL-655 compared to alectinib in first-line treatment of patients with ALK-positive advanced non-small cell lung cancer (NSCLC)
			Trial start: Q3 2025	Active

HIV
As a pioneer in long-acting injectables, ViiV Healthcare, majority owned by GSK, remains focused on advancing the next-generation of INSTI-powered HIV innovation.
In Q3, topline phase IIIb CROWN data demonstrated Cabenuva’s (cabotegravir + rilpivirine; CAB + RPV LA) superior efficacy versus standard of care oral anti-retroviral therapy in people with unsuppressed HIV. These data address an important unmet need and significant growth opportunity and will be shared with health authorities for regulatory review.
At IDWeek 2026, data were shared adding to the significant body of clinical and real-world evidence for long-acting injectables. Five-year OPERA data further reinforced durable effectiveness of CAB LA + RPV in the real world, while prevention data showed very low HIV acquisition with CAB LA for PrEP, consistent with registrational trials. In-vitro data for VH184 – the first potential third-generation INSTI – were also shared further highlighting an enhanced resistance profile against first- and second-generation INSTI-resistant strains.
For the 3x a year long-acting injectable candidate for HIV PrEP (new intramuscular formulation of cabotegravir), data are now in house from the EXTEND 4M pharmacokinetic (PK) study. Analyses are underway to fully characterise the new formulation ahead of sharing the data package with regulators.

Key HIV trials:

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	IIb
Phase IIb single arm, repeat dose study to evaluate the PK profile, safety and tolerability of a new formulation of cabotegravir LA injected intramuscularly every four months in adolescent and adult participants at risk of HIV acquisition.
			Trial start: Q4 2024	Active, not recruiting, data analysis underway
CUATRO (HIV) NCT07650916	III
Phase III, randomised, multicenter, parallel-group, non-inferiority, open-label study evaluating the efficacy, safety, and tolerability of new cabotegravir and rilpivirine formulations or cabotegravir long-acting plus rilpivirine in adults and adolescents with HIV who are virologically suppressed on ART
			Trial start: Q2 2026	Active, recruiting

Infectious Diseases
Arexvy (respiratory syncytial virus vaccine, adjuvanted)
GSK continues to progress the life-cycle innovation of Arexvy, its Respiratory Syncytial Virus (RSV) vaccine for adults, with expanded indications in new populations and geographies.
The vaccine is approved for the prevention of lower respiratory tract disease (LRTD) caused by RSV in adults aged 60 years of age and older in over 70 countries. It is also approved for use in adults aged 50–59 at increased risk (AIR) for LRTD caused by RSV due to certain underlying medical conditions in over 60 countries, including the US and Japan. In the US and Japan, it is approved for use in adults aged 18–49 years AIR and in the European Economic Area for adults aged 18 years and older. Arexvy is not for use in pregnant individuals.
In July, the US FDA approved an update to the Arexvy prescribing information to include data in immunocompromised (IC) adults aged 18 years and older. Arexvy is approved for use in IC adults aged 18 years and older in the European Economic Area and in IC adults aged 18 years and older in Japan.
China’s Center for Drug Evaluation (CDE) is reviewing a regulatory application for Arexvy for the prevention of LRTD caused by RSV in adults aged 60 years and older. A decision is expected in 2027.

Key trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults aged ≥60 years) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-012 (Adults aged ≥60 years ) NCT06534892	IIIb
An extension and crossover vaccination study on the immune response and safety of a vaccine against Respiratory Syncytial Virus given to adults 60 years of age and above who participated in RSV OA=ADJ-006 study
			Trial start: Q3 2024	Active, not recruiting
RSV OA=ADJ-031 (Immunocompromised adults aged ≥18 years) NCT07092865	IIb
A non-randomised, controlled, open-label, extension study to evaluate the persistence of immune response of the adjuvanted RSVPreF3 vaccine and the safety and immunogenicity following revaccination in lung and kidney transplant recipients (aged 18 years and above)
			Trial start: Q3 2025	Active, not recruiting
RSV OA=ADJ-028 (Adults 18 to 59 years of age at increased risk for RSV disease) NCT07220109	III
A randomised, controlled, observer blind, immuno-bridging study to evaluate immunogenicity, reactogenicity and safety of a single dose of the RSVPreF3 OA investigational vaccine in Chinese adults 18-59 years of age at increased risk of RSV Disease
			Trial start: Q4 2025	Active, not recruiting

mRNA seasonal flu (double target flu HA-NA vaccine candidate)
In August 2026, GSK presented positive phase II data for its mRNA seasonal influenza (flu) vaccine candidate at the OPTIONS XIII Conference for the Control of Influenza. GSK’s vaccine candidate showed higher immune responses against all influenza strains tested compared to licensed standard dose and high dose inactivated flu vaccines in younger and older adults respectively, and was generally well tolerated. Based on these results, in September 2026, GSK started the first phase III trial of an mRNA flu vaccine designed to target both haemagglutinin (HA) and neuraminidase (NA), the primary surface antigens that cause the flu virus to bind and spread. While licensed flu vaccines primarily target HA, GSK’s vaccine candidate is specifically designed to also target NA. Growing evidence suggests this could help improve protection, illness severity and transmission. In July 2026, the US Food and Drug Administration (FDA) granted the vaccine candidate Fast Track designation for the targeted age indication, reflecting the urgent need to improve flu protection.

Key trials:

Trial name (population)	Phase	Design	Timeline	Status
DUET-006 (Adults ≥65 Years of Age)	III	A Phase 3 randomised, Observer-Blind, Controlled Study to Evaluate the Clinical Efficacy of an mRNA Based Seasonal Influenza Vaccine in Older Adults ≥65 Years of Age	Trial start: September 2026	Recruiting
DUET-004 (Adults 18-64 Years of Age)	III	A Phase 3 randomised, Observer-Blind, Controlled Study to Evaluate the Immunogenicity, Reactogenicity and Safety of an mRNA-based Seasonal Influenza Vaccine, in adults 18-64 Years of age	Trial start: October 2026	Recruiting

Hibsago (HBV ASO) (bepirovirsen)
Hibsago is a triple-action antisense oligonucleotide - a first in class new treatment option for people with chronic hepatitis B (CHB). It is designed to inhibit the replication of viral DNA in the body, suppress the level of hepatitis B surface antigen (HBsAg) in the blood, and stimulate the immune system to increase the chances of a durable and sustained response.
In August 2026, Hibsago was approved as a functional cure for CHB in Japan – the first approval anywhere in the world. This was followed by approval by the US FDA in October 2026. These decisions were accelerated by regulatory designations reflecting Hibsago’s innovation and potential to address significant unmet need in CHB. Reviews are also underway in other markets including China, supported by Breakthrough Therapy Designation and Priority Review and the EU. Further submissions are planned for 2027.
To further expand development of novel sequential regimens, GSK entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials for this sequential therapy started in Q4 2024.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multicentre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multicentre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Completed; primary endpoint met
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multicentre, randomised, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Active, not recruiting
B-Sure Long-term Follow-up Study to Evaluate Durability of Treatment Response in Previous Bepirovirsen Study Participants NCT04954859	II
A global multicenter, long-term follow-up study to assess durability of efficacy, as measured by maintenance of treatment response from the parent study, in participants who participated in a previous bepirovirsen study and achieved a complete or partial response. Eligible participants will be enrolled in this study after completing the end of study (EoS) visit in one of five parent bepirovirsen studies.
			Trial Start: Q1 2021	Active, not recruiting

Reporting definitions
CAGR (Compound annual growth rate)
CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth
In order to provide investors with a measure of year-on-year growth excluding the impact of exchange rate movements, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.
AER% represents growth at actual exchange rates.

Core Earnings per share
Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin
Core Operating margin is Core operating profit divided by turnover. Core operating profit is a key financial measure used by management to evaluate performance.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and distributions to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. Free cash flow provides investors with a measure of cash flows that are available to pay shareholder distributions and to fund strategic acquisitions. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 34.

Free cash flow conversion
Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders. Free cash flow conversion provides investors with a measure of turning profit into cash.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest (NCI)
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points
Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)
GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales
Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology & Inflammation, and Oncology.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet (including those classified as assets held for sale and liabilities relating to assets held for sale).

Total and Core results
Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 14 and other non-IFRS measures are defined in pages 43 and 44.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Year to date
Year to date is the nine-month period in the year to 30 September 2026 or the same prior period in 2025 as appropriate.

Guidance and Outlooks, assumptions and cautionary statements
2026 Guidance
GSK reaffirms its full-year 2026 guidance at constant exchange rates (CER).
GSK expects its turnover to increase between 3% to 5%, at the upper half of the range, and Core operating profit to increase between 7% to 9%, at the upper half of the range. Core earnings per share is expected to increase between 7% to 9%, at the lower half of the range.
The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit percentage, Vaccines to be broadly stable to an increase at a low-single digit percentage, and General Medicines to decline by a mid-single digit to low single-digit percentage.

2021-2026 and 2031 Outlooks
In February 2025, GSK set out improved outlooks for 2031 which are detailed in the 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2026 Guidance, 2021-26 and 2031 Outlooks
In outlining the guidance for 2026, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes, including the Accelerate Growth programme as outlined on page 17.

As previously announced, on 19 December 2025, GSK entered into an agreement with the US Administration to lower the cost of prescription medicines for American patients and exclude both GSK and ViiV Healthcare from Section 232 tariffs for three years. On 9 April 2026, GSK, ViiV Healthcare, and the US Government entered into a definitive agreement reflecting Section 232 tariff relief through 20 January 2029 (subject to implementation and ongoing compliance). As part of that implementation, GSK and ViiV Healthcare each signed a GENEROUS Model Manufacturer Participation Agreement with the Centers for Medicare and Medicaid Services effective 15 June 2026. With these agreements GSK and ViiV Healthcare have committed certain products to participate in the voluntary GENEROUS Model. GSK and ViiV have also entered into GENEROUS Model Supplemental Rebate Agreements with several interested states and will work with the other states going forward to execute Supplemental Rebate Agreements as requested. Our full year guidance is inclusive of the expected impact of these agreements.

2026 Guidance
These planning assumptions as well as operating profit, earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies, including tariffs (except as noted above), as a result of government or competitor action. The 2026 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks
The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans, including the Accelerate Growth programme as outlined on page 17; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made); and no change in the Group's shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk-adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.
Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.
All outlook statements are given on a constant currency basis and use 2025 average exchange rates as a base (£1/$1.31, £1/€1.17, £1/Yen 198).
(1) https://www.gsk.com/media/slrhnzie/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions and policies, including the impact of any potential tariffs or other restrictive trade policies on the Group's products, or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.
This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'ambition', 'anticipate', 'believe', 'could', 'estimate', 'expect', 'goal', 'intend', 'may', 'outlook', 'plan', 'project', 'seek', 'should', 'target', 'will' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on the forward-looking statements.
All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q3 2026 earnings release and in the Group's 2025 Annual Report on Form 20-F.
Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2025 and as described on pages 48 and 49 of the Q2 2026 earnings release. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc
Conclusion
We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three and nine months ended 30 September 2026.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2026 on page 20 and 21;
●	the balance sheet as at 30 September 2026 on page 22;
●	the statement of changes in equity for the nine-month period then ended on page 23;
●	the cash flow statement for the nine-month period then ended on page 24; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 25 to 34 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

 Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2026 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 31.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed on page 31, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 31.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.
This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information
In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
28 October 2026

Glossary

Terms used in the Announcement	Brief description
1L	First line
2L	Second line
ADC	Antibody-drug conjugate
ADP	Adenosine diphosphate
ALK	Anaplastic lymphoma kinase
ASO	Antisense oligonucleotide
CCL	Contingent consideration liability
CDC	Centers for Disease Control and Prevention
CDE	Center for Drug Evaluation
COPD	Chronic obstructive pulmonary disease
CRSwNP	Chronic rhinosinusitis with nasal polyps
cUTI	Complicated urinary tract infection
dMMR	Deficient mismatch repair
DRIP	Dividend reinvestment plan
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
EMA	European Medicines Agency
ESOP	Employee share ownership plan
GENEROUS	GENErating cost Reductions fOr U.S. Medicaid
GIST	Gastrointestinal stromal tumour
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBS	Irritable bowel syndrome
INSTI	Integrase strand transfer inhibitors
IRA	Inflation Reduction Act
IV	Intravenous
LAI	Long acting injectables (includes Apretude and Cabenuva)
LoE	Loss of exclusivity
LRTD	Lower respiratory tract disease
MAPS	Multi antigen presenting system
MASH	Metabolic dysfunction-associated steatohepatitis
MMRV	Measles, mumps, rubella and varicella
Mo-Rez	Mocertatug rezetecan
mRNA	Messenger ribonucleic acid
MSI-H	Microsatellite instability high
NDA	New Drug Application
OA	Older adults
Oral 2DR	Oral 2 drug regimen (includes Dovato and Juluca)
PARP	Poly ADP ribose polymerase
PD-1	Programmed death receptor-1 blocking antibody
PDUFA	Prescription Drug User Fee Act
PK	Pharmacokinetics
ppts	Percentage points
PrEP	Pre-exposure prophylaxis
PRIME	Priority Medicines
RCC	Refractory chronic cough
RI&I	Respiratory, Immunology & Inflammation
Ris-Rez	Risvutatug rezetecan
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SC	Subcutaneous
SCLC	Small cell lung cancer
SG&A	Selling, general and administrative expenses, net of other sundry income
siRNA	Small interfering RNA
SITT	Single inhaler triple therapy
TKI	Tyrosine kinase inhibitor
TSLP	Thymic stromal lymphopoietin
ULA	Ultra long acting
uUTI	Uncomplicated urinary tract infection

Product List

Trademark	Generic	Product Area	Indication(s)
Anoro Ellipta	umeclidinium bromide/vilanterol trifenatate	General medicines	COPD
Apretude	cabotegravir	Specialty medicines	HIV prevention
Arexvy	respiratory syncytial virus vaccine	Vaccines	Respiratory syncytial virus vaccination
Benlysta (SC and IV)	belimumab	Specialty medicines	Systemic lupus erythematosus, lupus nephritis
Bexsero	meningococcal group-B vaccine	Vaccines	Meningitis group B prophylaxis
Blenrep	belantamab mafodotin	Specialty medicines	Relapsed/refractory multiple myeloma
Blujepa	gepotidacin	General medicines	Uncomplicated UTI, Uncomplicated Gonorrhoea
Boostrix	diphtheria, tetanus, acellular pertussis	Vaccines	Diphtheria, tetanus, acellular Pertussis booster vaccination
Cabenuva/Vocabria + Rekambys	cabotegravir, rilpivirine	Specialty medicines	HIV/AIDS
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	Vaccines	Human papilloma virus type 16 and 18
Dovato	dolutegravir/lamivudine	Specialty medicines	HIV/AIDS
Exdensur	depemokimab	Specialty medicines	Severe Asthma, CRSwNP
Flixotide / Flovent	fluticasone propionate	General medicines	Asthma
Fluarix / FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	Vaccines	Seasonal influenza prophylaxis
Hibsago	bepirovirsen	Specialty medicines	chronic hepatitis B (CHB)
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, haemophilus influenzae type B (EU)	Vaccines	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)
Jemperli	dostarlimab	Specialty medicines	dMMR/MSI-H recurrent/ advanced endometrial cancer, dMMR solid tumours
Jideytro	zidesamtinib	Specialty medicines	ROS1-positive non-small cell lung cancer (NSCLC),
Juluca	dolutegravir/rilpivirine	Specialty medicines	HIV/AIDS
Menveo	meningococcal group A, C, W-135 and Y conjugate vaccine	Vaccines	Meningitis group A, C, W-135 and Y prophylaxis
Nucala	mepolizumab	Specialty medicines	Asthma, COPD, CRSwNP, EGPA, HES
Ojjaara/Omjjara	momelotinib	Specialty medicines	Myelofibrosis in patients with anaemia
Penmenvy	meningococcal groups A, B, C, W, and Y vaccine	Vaccines	Meningitis group A, B, C, W-135 and Y prophylaxis
Priorix, Priorix Tetra, Varilrix	live attenuated MMR, varicella and MMRV vaccines	Vaccines	Measles, mumps, rubella and chickenpox prophylaxis
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	General medicines	Asthma, COPD
Rotarix	human rotavirus RIX4414 strain	Vaccines	Rotavirus prophylaxis
Rukobia	fostemsavir	Specialty medicines	HIV/AIDS
Seretide / Advair	salmeterol xinafoate, fluticasone propionate	General medicines	Asthma, COPD
Shingrix	zoster vaccine recombinant, adjuvanted	Vaccines	Herpes zoster (shingles)
Synflorix	conjugated pneumococcal polysaccharide	Vaccines	Prophylaxis against invasive disease, pneumonia, acute otitis media
Tivicay	dolutegravir	Specialty medicines	HIV/AIDS
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate/umeclidinium bromide	General medicines	COPD, asthma
Triumeq	dolutegravir, lamivudine and abacavir	Specialty medicines	HIV/AIDS
Ventolin	salbutamol sulphate	General medicines	Asthma, COPD
Zejula	niraparib	Specialty medicines	Ovarian cancer
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 28, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc

&#xD;